UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of November 2007

AMERICAN ISRAELI PAPER MILLS LTD.
(Translation of Registrant’s Name into English)

P.O. Box 142, Hadera, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes     ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

        Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated November 8, 2007 with respect to the Registrant’s results of operations for the quarter ended September 30, 2007.

        Attached hereto as Exhibit 2 and incorporated herein by reference is the Registrant’s Management Discussion with respect to the Registrant’s results of operations for the quarter ended September 30, 2007.

        Attached hereto as Exhibit 3 and incorporated herein by reference are the Registrant’s unaudited condensed consolidated financial statements for the quarter ended September 30, 2007.

        Attached hereto as Exhibit 4 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Mondi Business Paper Hadera Ltd. and subsidiaries with respect to the quarter ended September 30, 2007.

        Attached hereto as Exhibit 5 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Hogla-Kimberly Ltd. and subsidiaries with respect to the quarter ended September 30, 2007.

        Attached hereto as Exhibit 6 and incorporated herein by reference are the unaudited condensed interim consolidated financial statements of Carmel Container Systems Ltd. and subsidiaries with respect to the quarter ended September 30, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN ISRAELI PAPER MILLS LTD. (Registrant) By: /s/ Lea Katz —————————————— Name: Lea Katz Title: Corporate Secretary

Dated: November 8, 2007.

EXHIBIT INDEX

Exhibit No.	Description

1.	Press release dated November 8, 2007.

2.	Registrant's management discussion.

3.	Registrant's unaudited condensed consolidated financial statements.

4.	Unaudited condensed interim consolidated financial statements of Mondi Business Paper Hadera Ltd. and subsidiaries.

5.	Unaudited condensed interim consolidated financial statements of Hogla- Kimberly Ltd. and subsidiaries.

6.	Unaudited condensed interim consolidated financial statements of Carmel Container Systems Ltd. and subsidiaries.

Exhibit 1

NEWS

Client:	AMERICAN ISRAELI PAPER MILLS LTD.

Agency Contact:	PHILIP Y. SARDOFF

For Release:	IMMEDIATE

American Israeli Paper Mills Ltd.
Reports Financial Results For Third Quarter and Nine Months

Hadera, Israel, November 8, 2007 – American Israeli Paper Mills Ltd. (AMEX:AIP) (the “Company” or “AIPM”) today reported financial results for the third quarter and the nine months period ended September 30, 2007. The Company, its subsidiaries and associated companies are referred to hereinafter as the “Group”.

Since the Company’s share in the earnings of associated companies constitutes a material component in the Company’s statement of income (primarily on account of its share in the earnings of Mondi Business Hadera Paper Ltd. (“Mondi Hadera”) and Hogla-Kimberly Ltd. (“H-K”)), before the presentation of the consolidated data below, the aggregate data which include the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under “earnings from associated companies”), is being presented without considering the rate of holding therein and net of mutual sales:

Aggregate sales totaled NIS 2,298.2 million during the reported period (nine month period January-September 2007), as compared with NIS 2,141.1 million (net of TMM Integrated Recycling Industries Ltd.(“TMM”) that was sold in early 2007) in the corresponding period last year.

Aggregate sales totaled NIS 805.5 million in the third quarter, as compared with NIS 713.5 million (net of TMM) in the corresponding period last year, and as compared with NIS 740 million in the second quarter of the year.

Aggregate operating profit totaled NIS 131.1 million during the reported period, as compared with NIS 88.6 million (net of TMM) in the corresponding period last year.

Aggregate operating profit totaled NIS 59.3 million in the third quarter of the year, as compared with NIS 26.3 million (net of TMM) in the corresponding quarter last year, and as compared with NIS 41.7 million in the second quarter of the year.

The Consolidated data set forth below does not include the results of operation of the associated companies: Mondi Hadera, H-K and Carmel Container Systems Ltd. (“Carmel”), which are included in the Company’s share in results of associated companies.

Consolidated sales during the reported period totaled NIS 428.8 million, as compared with NIS 395.7 million in the corresponding period last year.

Aggregate sales in the third quarter of the year totaled NIS 151 million, as compared with NIS 136.5 million in the corresponding quarter last year, and as compared with second quarter sales of NIS 141.2 million.

Operating profit totaled NIS 54.2 million during the reported period, as compared with NIS 41.9 million in the corresponding period last year.

Operating profit totaled NIS 23.6 million in the third quarter of the year, as compared with NIS 16.8 million in the corresponding quarter last year, and as compared with NIS 13.7 million in the second quarter this year.

Financial expenses during the reported period totaled NIS 17.8 million, as compared with NIS 21.5 million in the corresponding period last year.

Net profit totaled NIS 12.9 million during the reported period, as compared with a loss of NIS (-1.5) million in the corresponding period last year.

Net profit in the reported period was affected by the growth in the Company’s share in the losses of the operations in Turkey, of Kimberly Clark Turkey (“KCTR”), a wholly-owned Hogla Kimberly subsidiary (an associated company 49.9%), amounting to NIS 19.3 million (from NIS 35.1 million last year to NIS 54.4 million this year), as compared with the corresponding period last year.

Net profit in the third quarter this year totaled NIS 9.9 million, as compared with a loss of NIS (-3.7) million in the corresponding quarter last year and as compared with profit of NIS 6.6 million in the second quarter this year. The net profit in the third quarter appears net of our share (49.9%) in the amortization of the tax asset in Turkey (KCTR)in the sum of NIS 7.2 million. A non-recurring loss of NIS 5.4 million was recorded in the corresponding quarter last year on account of our share in the provision for impairment recorded at TMM.

Net of the non-recurring loses as mentioned above, the net profit for the third quarter of the year, totaled NIS 17 million, as compared with profit of NIS 1.7 million in the corresponding quarter last year and as compared with profit of NIS 6.6 million in the second quarter this year.

Basic earnings per share totaled NIS 3.20 per share ($0.80 per share) in the reported period, as compared with a loss of NIS -0.36 per share ($-0.08 per share) in the corresponding period last year.

The basic earnings per share totaled NIS 2.44 per share in the third quarter ($0.61 per share), as compared with a loss of NIS -0.91 per share ($-0.21 per share) in the corresponding quarter last year.

The inflation rate during the reported period amounted to 2.3%, as compared with an inflation rate of 0.8% in the corresponding period last year.

The exchange rate of the NIS in relation to the US dollar was revaluated during the reported period by approximately (5.0%), as compared with a revaluation of (6.5%) in the corresponding period last year.

Mr. Avi Brener, Chief Executive Officer of the Company said that the growth in the Israeli economy continued during the reported period, while preserving high levels of demand in private consumption, along with a rising stock market and fluctuations in the exchange rate of the US dollar vis-à-vis the NIS and the euro.

2

The global trends in the paper sector, primarily in Europe, are affecting the Group companies that are active in Israel, leading to a continuing rise in input prices – primarily fibers and chemicals – and since the end of the preceding year are causing a parallel and constant rise in paper prices. These trends enabled the Group companies to realize price hikes in most paper and paper products areas, thereby compensating for the high input prices, while improving profitability.

The Company acted to convert its boilers system from the use of fuel oil to natural gas. The laying of the gas pipeline and its connection to the plant facilities has been completed and the flow of natural gas to the Company by Israel Natural Gas Lines Ltd. has started in late August, and in October the Company converted to the full production of steam using natural gas, while discontinuing the use of fuel oil in October. In parallel, the conversion of the central boiler to natural gas is still continuing. The Company is continuing to examine and promote a new energy-generation plant project in Hadera, using natural gas.

During the reported period, KCTR continued to implement its Global Business Plan (“GBP”)designated to expand its activity, that was formulated together with the international partner, Kimberly Clark. KCTR’s turnover amounted to approximately $43 million in the first nine months of the year.
The strategic business plan of KCTR, the strengthening brands and the gradual growth of sales and distribution platform, coupled with the reduction of costs at the diaper plant in Turkey, managed to maintain the trend of improving gross profitability in the current quarter, while significantly curtailing the operating loss to a sum of approximately NIS 15 million, as compared with NIS 27 million loss in the corresponding quarter last year, and as compared with NIS 19 million loss in the second quarter this year.

The Company’s share in the losses of associated companies totaled NIS (10.6) million during the reported period, as compared with NIS (15.8) million in the corresponding period last year.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

–	The Company’s share in the net profit of Mondi Hadera (49.9%) increased by NIS 7.4 million. Most of the change in profit originated from the company’s highly improved profitability, the increase from operating profit of NIS 1.1 million last year to an operating profit of NIS 25.8 million this year – primarily as a result of the higher selling prices that led to an improved gross margin. This improvement was rendered possible as a result of the said recovery in the European paper industry, coupled with the quantitative increase in sales to the local market. This improvement began in the first quarter, accelerated in the second quarter and maintained impetus in the third quarter, as operating profit surged from NIS 1.7 million in the first quarter this year to NIS 12 million in each of the second and third quarters. The sharp improvement in the operating profit was slightly offset as a result of the rise in net financial expenses, originating primarily from the impact of the revaluation of the NIS against the US dollar that was lower this year in relation to last year, due to the dollar-denominated liabilities.

–	The Company’s share in the net profit of Hogla-Kimberly in Israel (49.9%) increased by NIS 4.0 million. The operating profit of Hogla-Kimberly in Israel grew from NIS 94.8 million to NIS 100.9 million this year. The improved operating profit originated from a quantitative increase in sales, improved selling prices and the continuing trend of raising the proportion of some of the premium products in the products basket. This improvement was partially offset by the continuing rise in raw material prices. The net profit was also affected by the growth in financial expenses in relation to financial revenues last year, as a result of the financial requirements of the operations in Turkey. The net profit of Hogla-Kimberly Israel last year was influenced by non-recurring tax expenses of NIS 4.5 million (our share was approximately NIS 2.2 million).

3

The company’s share in the losses of KCTR Turkey (formerly Ovisan) (49.9%) grew by NIS 19.3 million. The increase in the loss was primarily attributed to the non-recurring loses as follows: an increase in the operating loss (approximately NIS 3.5 million in relation to the corresponding period last year), originating primarily from expenses associated with the continuing launch process of premium KC products in the Turkish market (Kotex® and Huggies®), that began in the second quarter last year and was accompanied by fierce competition over shelf space, primarily against P&G, coupled with the erosion of selling prices -to lower levels . In the course of the reported period this year, a non-recurring loss of approximately NIS 6 million ($1.5 million) was included on account of the closing of trade agreements with distributors due to the transition to distribution by Unilever, of which AIPM share was approximately NIS 3 million. Moreover, the tax asset that was recorded in previous years in Turkey, in the sum of approximately NIS 26 million ($6.4 million) was reduced, of which AIPM share is approximately NIS 13.3 million. This amortization, that was made despite the improvement in the operation, originated from the introduction of additional competitors into the market, coupled with the continued erosion of selling prices in the third quarter of the year. Last year, the loss included a non-recurring expenditure of approximately NIS 16 million, of which our share was approximately NIS 8 million, as a result of the devaluation of the Turkish lira.

–	The Company’s share in the net profit of Carmel (36.21%) increased by NIS 1.0 million. The factors that affected the growth in the Company’s share in the net profit of Carmel, originated, inter alia, from the improvement in the operating profit at Carmel – primarily in the third quarter of the year. This improvement was maintained despite the sharp rise in raw material prices that was partially offset by a rise in prices that was rendered possible as a result of market conditions. In the course of the second quarter, the Company’s holding rate in Carmel rose from 26.25% to 36.21% due to Carmel’s self purchase of some of the minority shareholders’ holdings. The acquisition created a negative surplus cost of NIS 4.9 million at the company, of which a sum of NIS 2.3 million was allocated to the statement of income this year and served to increase the Company’s share in the Carmel profits. In the corresponding period last year, Carmel’s net profit included capital gains from the sale of a real-estate asset in Netanya in the amount of NIS 3.9 million, of which the Company’s share was approximately NIS 1 million.

The Company’s share in the losses of Frenkel-CD Ltd. (“FCD”) (27.85%) decreased by approximately NIS 0.2 million. The improvement is primarily attributed to the growth in operating profit, due to the growth in the volume of operations, coupled with staff cost-cutting as a result of the merger of plants.

4

–	In the corresponding period last year, the Company’s share in the earnings of associated companies included the Company’s share in the losses of TMM, in the amount of NIS -11.9 million. As mentioned above, the Company sold its holdings in TMM in early 2007 and this item is therefore not included in the Company’s share in the earnings of associated companies this year.

15,466 shares were issued during the reported period (dilution of 0.4%), on account of the exercise of 35,425 options out of the Company’s employee stock option plan.

During the reported period, all the class action lawsuits filed against H-K (an associated company) were dismissed.

On August 8, 2007, the Company’s Board of Directors decided to adopt an enforcement plan in the area of securities.

In August 2007, Mr. Nochi Dankner retired from the Company’s Board of Directors, and Mr. Roni Milo was appointed as a director.

On October 15, 2007, the Company’s Board of Directors approved an increase of the investment in the project for creating a new packaging paper and recycling system, totaling the sum of NIS 690 million (up from an original investment of approximately NIS 600 million, that was approved in November 2006).

On October 15, 2007, the Company’s Board of Directors decided upon raising an amount of about NIS 210 million in capital, in order to finance part of the investment in the said project, by way of a private placement to the controlling shareholders and to institutional and/or private investors. The Board of Directors also decided to convene a General Meeting on November 25, 2007 to approve the outline of the said private placement (additional details in the immediate report published by the Company on October 16, 2007).

This report contains various forward-looking statements, based upon the Board of Directors’ present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

5

AMERICAN ISRAELI PAPER MILLS LTD.
SUMMARY OF RESULTS
(UNAUDITED)
except per share amounts

Nine months ended September 30,

NIS IN THOUSANDS (1)

	2007		2006

Net sales	428,784		395,691

Net earnings (loss)	12,919	**	(1,468	)*

Basic net earnings (loss) per share	3.20	**	(0.36	)*

Fully diluted earnings (loss) per share	3.19	**	(0.36	)*

Three months ended September 30,

NIS IN THOUSANDS (1)

	2007		2006

Net sales	150,961		136,527

Net earnings (loss)	9,858	**	(3,672	)*

Basic net earnings (loss) per share	2.44	**	(0.91	)*

Fully diluted earnings (loss) per share	2.43	**	(0.91	)*

(1)	New Israeli shekel amounts are reported according to Accounting Standard No. 12 of the Israeli Accounting Standard Board (hereafter- Standard No. 12)- “Discontinuance of Adjusting Financial Statements for Inflation”. The reported NIS under Standard No. 12 are nominal NIS, for transactions made after January 1, 2004.

*	Including the Company’s share in the NIS 8 million extraordinary expenses recorded in the second quarter of the year in Turkey, as mentioned above.

**	Including the Company’s share in the NIS 13.4 million extraordinary expenses in Turkey out of which NIS 7.4 million recorded in the third quarter of this year.

The representative exchange rate at September 30, 2007 was NIS. 4.013=$1.00.

6

Exhibit 2

Translation from Hebrew

November 7, 2007

MANAGEMENT DISCUSSION

We are honored to present the consolidated financial statements of the American Israeli Paper Mills Ltd. Group (“AIPM” or the “Company”) for the first nine months of 2007. The Company, its consolidated subsidiaries and its associated companies – is referred to hereinafter as: “The Group”.

A.	Description of the Company’s Business

1.	Company Description

AIPM deals in the manufacture and sale of packaging paper, in the recycling of paper waste and in the marketing of office supplies – through subsidiaries. The Company also holds associated companies that deal in the manufacture and marketing of fine paper, in the manufacture and marketing of household paper products, hygiene products, disposable diapers and complementary kitchen products, corrugated board containers and packaging for consumer goods.

The Company’s securities are traded on the Tel Aviv Stock Exchange and on the American Stock Exchange AMEX.

2.	General

A.	The Operations in Israel

1.	The Business Environment

The growth in the Israeli economy continued during the reported period (January-September 2007), while preserving high levels of demand in private consumption, along with a rising stock market and fluctuations in the exchange rate of the US dollar vis-à-vis the NIS and the Euro.

The global trends in the paper sector – primarily in Europe – are affecting the Group companies active in Israel.

The growth trend in developing markets, primarily in Asia but also in Europe, that is accompanied by high growth rates, is creating high demand for pulp and paper waste, as well as for paper products.

These demands are leading to a continuing rise in input prices – primarily fibers and chemicals – and since the end of the preceding year are causing a parallel and constant rise in paper prices. This trend is expected to continue in the coming months.

These trends enable the Group companies to realize price hikes in most paper and paper products areas, thereby compensating for the high input prices, while improving profitability.

The aforesaid regarding trands in the paper market contains various forward-looking information, as defined in the Israeli securities Law, based upon information and estimates of the Company in the date of this report. This estimations might not be realized or might be realized different from the current estimations, as a result of a variety of factors, including factors which lie outside the control of the Company, such as changes in global raw materials prices and global changes in paper products demand and supply.

Energy prices (primarily fuel oil) that were at their lowest point in two years during the first quarter this year, have reversed their trend in the second quarter of 2007 and have started climbing back toward the high prices that prevailed in 2006. The said rising trend in fuel prices that began in the second quarter of the year, accelerated toward the end of the third quarter, as fuel prices at the end of the third quarter are approximately 40% higher than those at the beginning of the year. Despite the aforesaid, energy prices (fuel oil and electricity) used by the Group were approximately 7% lower in average than the prices in the corresponding period last year. Regarding savings in energy costs of the Company as a result of the conversion of the boilers system to natural gas see clause 4.1, below .

Electricity prices rose by approximately 13% at the end of the third quarter of the year.

2.	Current Operations in Israel

Most Group companies continued to grow – both quantitatively and in terms of their sales turnover – during the reported period – while raising prices across most areas of operation, in parallel to the successful implementation of efficiency plans.

The Group consequently recorded a significant improvement in the volume of sales and in the operating profit from the Israeli operations in relation to the corresponding period last year.

3.	Implementation and Assimilation of Organization-Wide Processes

In the course of the reported period, the Group companies continued to implement and assimilate organization-wide processes intended to empower the Group’s operations and support continued growth and increased profitability:

—	Empowering organizational development while placing an emphasis on management by objectives and the development of the organization's middle management
—	Continuing reorganization of the Group’s procurement network, while exploiting synergy versus the organization’s suppliers.
—	Assimilation of the Centerlining process at the operational levels of the various companies to a gradual and continuing improvement in the efficiency of the primary manufacturing arrays.
—	Accelerating processes for encouraging innovation at the companies for the development of new products and to create competitive differentiation for improving profitability.
—	Formulating and assimilating B2B marketing methodologies, for improving perceived quality and service among company clients.

—	Establishing cost-cutting measures at the organization in order to improve savings “anywhere and anytime”.
—	Social responsibility – Formulating a multi-annual plan that will be launched in early 2008 and will empower the organization’s activities in this area.

4.	The Strategic Plans

In parallel to the ongoing operations, the Company is working to successfully implement the strategic plans that will lead to continued growth in operations and improved profitability over the coming years:

1.	Converting the boilers system from fuel oil to natural gas

As mentioned previously, as part of the Company’s endeavors for cutting manufacturing costs and for additional environmental improvements, the Company is continuing to examine and promote the energy-generation plant project in Hadera, using natural gas.

As a first stage, the Company acted to convert its boilers system from the use of fuel oil to natural gas. The laying of the gas pipeline and its connection to the plant facilities has been completed and the flow of natural gas to the Company by Israel Natural Gas Lines Ltd. has started in late August. Throughout September, acceptance tests were conducted at the Hadera site and in October the Company converted to the full production of steam using natural gas, while discontinuing the use of fuel oil in October. In parallel, the conversion of the central boiler to natural gas is still continuing, a process that may continue for several additional weeks, until the completion of the conversion in its entirety.

The gas that serves as a replacement for the fuel oil is purchased from the Yam Tethys Group, with whom the Company signed a natural gas purchase agreement in London on July 29, 2005, that is intended to provide the Company’s needs over the next few years, in terms of the operation of the existing energy generation system, by cogeneration at the Hadera site. The overall financial volume of the transaction totals approximately $35 million over the term of the agreement (5 years from the initial supply of gas, but no later than July 1, 2011).

After the end of the term of the agreement with Yam Tethys Group the Company intends to base on natural gas that will be purchased from EMG on the basis of the memorandum of understanding, that was signed in May this year (see Section 3 Changes in the Periodical Report).

The transition to natural gas allowed an additional improvement in air quality, and is expected to allow with the completion of the conversion of all the equipment to a further improvement in air quality. The company estimates that given the fuel oil and gas prices that existed in the third quarter this year and while operating the energy generation system at full capacity using natural gas, the full impact of the savings on the net profit will amount to approximately NIS 25 million, annually.

The aforesaid regarding the effect of the conversion to netural gas on the Company contains various forward-looking information, as defined in the Israeli securities Law, based upon information and estimates of the Company in the date of this report. This estimations might not be realized or might be realized different from the current estimations, as a result of a variety of factors, including factors which lie outside the control of the Company, such as changes in fuel oil and gas prices, in gas suppliers and in the transport to the Hadera site.

2.	Expanding the manufacturing network of recycled packaging paper

The increase in the investment budget in the project to NIS 690 million ($170 million) was approved on October 15, 2007 by the Company’s Board of Directors. The Company selected the most advanced technologies in this field and the leading suppliers in the sector.

The implementation of the project is advancing as planned and the Company intends to sign a supply agreement with the main equipment supplier soon.

In parallel, Amnir Recycling Industries Ltd. (Amnir) is continuing its preparations for the expansion of the collection of cardboard and newspaper waste and has started to accumulate inventories toward the planned operation of the new machine during 2009.

As part of the preparations for financing the project, the Board approved raising additional capital of approximately NIS 210 million by way of a private placement of shares to the controlling shareholders and to institutional and/or private investors (for more details see immediate report dated October 16, 2007). The Company is also examining additional ways to raise the financing for the project.

3.	New Power Plant

The power plant project, that is intended to provide steam and electricity for the manufacturing operations in Hadera and to sell surplus electricity to Israel Electric Company (“IEC”) and/or to private customers , is currently at the final configuration definition stages and feasibility studies on the basis of a license for a plant that will generate 230 mega-watts, to be built on an area, that was acquired for the project, in proximity to the Company’s site in Hadera.

The Company is waiting for the publication of the updated selling prices to the IEC by the Israeli Public Electricity Authority, and on this basis, with the completion of the analysis of the plant and its profitability, the business plan and the possible means of finance will be determined.

The Company plans for the said power plant to consume natural gas that will be provided by EMG, on the basis of the memorandum of understanding that was signed in May this year.

B.	The Strategic Investment in Turkey

In the reported period, Kimberly Clark Turkey (KCTR) – a wholly-owned Hogla Kimberly subsidiary (49.9% of which is held by the Company) – continued to implement its Global Business Plan (GBP), that was formulated together with the international partner, Kimberly Clark. The plan is designated to introduce Kimberly Clark’s global brands to Turkey, on the basis of local manufacturing. If the plan will be fully implemented, KCTR is expected to grow to become a dominant and profitable company, with annual sales in the area of $300 million by 2015. The KCTR turnover amounted to approximately $43 million in the first nine months of the year.

In the course of the third quarter, KCTR continued to develop products and launched new product lines under the Huggies® and Pedo brands, manufactured at the company’s advanced manufacturing plant. Also, the company lunched a premium Kotex® product (feminine hygiene) that was successfully accepted in the market.

The company’s continuing marketing and advertising operations are being felt in the gradual strengthening of the brands, as expressed by consumer studies that are being conducted regularly.

As part of the strategic plan, KCTR intends to continue its marketing and sales promotion efforts, while launching new products that will support the establishment of the brands and the creation of customer loyalty. A strategic cooperation agreement was signed in the first quarter of the year between KCTR and Unilever in Turkey. Pursuant to this agreement, Unilever will conduct the sales, distribution and collection on behalf of KCTR in the entire Turkish market, except for nationwide large food chains that represent approximately 30% of the market potential, wherein KCTR continues to operate directly.

In the course of the current quarter, the company continued to promote the collaboration with Unilever and expanded the number of points of sale in the Turkish market that sell KCTR brands.

The level of competition in the markets where the company is trying to penetrate and empower its brands is high and calls for ongoing significant investments in advertising and sales promotion.

All of the expenses detailed above associated with the penetration of products, advertising, expansion of the distribution network and more – are regularly recorded as an expenditure in KCTR statements of income. KCTR’s operating loss in the reported period this year amounted to approximately NIS 61 million ($14.6 million). The loss includes a non-recurring expenditure approximately of NIS 6 million ($1.5 million), recorded in the first quarter, on account of the closing of commercial agreements with the previous distributors, following the implementation of the agreement with Unilever and also on account of the upgrading of brands on the Turkish market.

Regarding the reduction of the tax asset in Turkey this year, see section 4(7) Company’s Share in Earnings of Associated Companies below. The Company is continuing to implement the strategic business plan , the strengthening brands and the gradual growth of the Unilever sales and distribution platform, coupled with the reduction of costs at the diaper plant, the Company managed to maintain the trend of improving gross profitability in the current quarter, while significantly curtailing the operating loss to a sum of approximately NIS 15 million, as compared with NIS 27 million in the corresponding quarter last year, and as compared with NIS 19 million in the second quarter this year.

The aforesaid, regarding KCTR’s business plans and their implementation, contains various forward-looking information, as defined in the Israeli securities Law, based upon information and estimates of the Company in the date of this report. This estimations might not be realized or might be realized different from the current estimations, as a result of a variety of factors, including factors which lie outside the control of the Company, such as changes in market conditions, in regulation and in various costs.

During the reported period (January-September 2007), the exchange rate of the NIS in relation to the US dollar was revaluated by approximately (5.0%), as compared with a revaluation of (6.5%) in the corresponding period last year (January-September 2006).

The inflation rate during the reported period amounted to 2.3%, as compared with an inflation rate of 0.8% in the corresponding period last year.

3.	Changes in the Periodical Report

—	15,466 shares were issued during the reported period (dilution of 0.4%), on account of the exercise of 35,425 options out of the Company’s employee stock option plan.

—	In February 2007, pursuant to its acceptance of a purchase offer dated January 4, 2007, AIPM finalized the sale of all its direct and indirect holdings in TMM Integrated Recycling Industries Ltd. to CGEA, so that AIPM has absolutely ceased to be a shareholder in TMM (additional details in the immediate report dated February 13, 2007).

—	On April 15, 2007, the General Meeting of shareholders approved the appointment of Brightman Almagor & Co. as the Company's CPAs for 2007. Brightman Almagor & Co. have replaced Kesselman & Kesselman & Co., who served as the Company's CPAs since 1954.

—	On May 13, 2007, the Company’s Board of Directors approved the CEO’s employment contract. Regarding the impact of the transaction on the Company’s results, see Note 3‘A to the attached financial statements.

—	In the course of the second quarter, Carmel Container Systems Ltd. (an associated company) repurchased its own shares and consequently, AIPM’s holdings therein rose from 26.25% to 36.21%.

—	In May 2007, a memorandum of understanding was signed for the acquisition of natural gas from Egypt, between the Company and East Mediterranean Gas Company (EMG), intended to guarantee the continuing supply of natural gas to the Hadera site for a period of 15 years, upon termination of the agreement with the Yam Tethys partnership, that will provide natural gas from the initial delivery and until mid-2011. The annual volume of the purchase from EMG is estimated between $10 to $50 million, according to the quantity actually purchased and its price.

—	During the reported period, all the class action lawsuits filed against Hogla-Kimberly (an associated company) were dismissed.

—	On August 8, 2007, the Company’s Board of Directors decided to adopt a securities enforcement plan . The plan includes an enforcement procedure regarding the report duties according to the Securities Law, and an enforcement procedure regarding the prohibition to use inside information.

—	In August 2007, Mr. Nochi Dankner retired from the Company’s Board of Directors, and Mr. Roni Milo was appointed as a director.

—	On October 15, 2007, the Company’s Board of Directors approved an increase in the investment of a new packaging paper and recycling system, totaling the sum of NIS 690 million (up from an original investment of approximately NIS 600 million, that was approved in November 2006).

—	On October 15, 2007, the Company’s Board of Directors decided upon raising a sum of NIS 210 million in capital, in order to finance part of the investment in the said project, by way of a private placement to the controlling shareholders and to institutional and/or private investors. The Board of Directors also decided to convene a General Meeting on November 25, 2007 to approve the outline of the said private placement (additional details in the immediate report published by the Company on October 16, 2007).

—	In the course of the third quarter of the year, the Company converted the energy generation system at the Hadera site to the use of natural gas instead of fuel oil (for additional details, see section A.4.1).

B.	Analysis of the Company’s Financial Situation

—	The cash and cash equivalents item rose from NIS 10.2 million on September 30, 2006 to NIS 53.8 million on September 30, 2007. This increase is primarily attributed to a sum of NIS 30 million that was received as proceeds from the sale of real estate and from the realization of a NIS 27 million investment in TMM.
—	The accounts receivable item rose from NIS 174.4 million as at September 30, 2006 to NIS 194 million as at September 30, 2007. This growth originates primarily from the growth in the volume of operations.
—	The other accounts receivable decreased from NIS 123.7 million on September 30, 2006 to NIS 120.1 million on September 30, 2007.
—	Inventories rose from NIS 59.4 million as at September 30, 2006 to NIS 67.4 million as at September 30, 2007 and as compared with NIS 62.1 million as at December 31, 2006. This increase originates primarily from an increase in the paper waste inventories, due to Amnir preparations in anticipation of the future operation of the new packaging paper machine (see also 2A’4(2), above).
—	Investments in associated companies decreased from NIS 403.0 million on September 30, 2006 to NIS 343 million on September 30, 2007. The principal components of the said decrease included the Company’s net share in the losses of associated companies during the reported period, coupled with the realization of the investment in TMM in return for its book value of approximately NIS 27 .3 million.
—	Short-term credit rose from NIS 227.6 million on September 30, 2006 to NIS 233.7 million on September 30, 2007. This increase is primarily attributed to investments in fixed assets, net of positive cash flows from operating activities.
—	The other payables item rose from NIS 85.5 million on September 30, 2006 to NIS 95.7 million on September 30, 2007. This increase originates primarily from the early payment of wages on September 30 last year, due to the holiday.

—	The Company’s shareholders’ equity increased from NIS 413.3 million on September 30, 2006 to NIS 449.9 million on September 30, 2007. The change is primarily attributed to the net profit between the periods, NIS 27.5 million, coupled with a decrease in the debitory capital reserve from translation differences at an associated company.

1.	Investments in Fixed Assets

The investments in fixed assets amounted to NIS 63.2 million during the reported period this year, as compared with NIS 34.4 million in the corresponding period last year. The investments this year included payments for the acquisition of a reserve steam boiler and the completion of the conversion of the energy system to natural gas, along with the necessary infrastructure. The Company also made investments in environmental issues (sewage treatment) and current investments in equipment renewal, means of transportation and in the maintenance of buildings at the Hadera site.

2.	Financial Liabilities

The long-term liabilities (including current maturities) amounted to NIS 293.4 million as at September 30, 2007, as compared with NIS 303.1 million as at September 30, 2006. The long-term liabilities decreased by NIS 10 million , originated primarily from the valuation of the CPI-linked debenture balances and the repayment of long-term loans. The long-term liabilities totaled NIS 297.9 million on December 31, 2006.

The long-term liabilities include primarily two series of debentures and the following long-term bank loans:

Series 1 – NIS 14.1 million, for repayment until 2009 – in a private placement for institutional investors.

Series 2 – NIS 212.4 million, for repayment between 2007 and 2013– in a private placement for institutional investors.

Long-term loans from banks– NIS 34.8 million.

The outstanding short-term credit from banks totaled NIS 233.6 million as at September 30, 2007, as compared with NIS 227.6 million as at September 30, 2006 and NIS 203.0 million as at December 31, 2006.

C.	Results of Operations

1.	Aggregate Data

Since the Company’s share in the earnings of associated companies constitutes a material component in the Company’s statement of income (primarily on account of its share in the earnings of Mondi Business Hadera Paper Ltd. [Mondi Hadera] and Hogla-Kimberly Ltd.), before the presentation of the consolidated data below, the aggregate data which include the results of all the companies in the AIPM Group (including the associated companies whose results appear in the financial statements under “earnings from associated companies”), is being presented without considering the rate of holding therein and net of mutual sales.

Regarding the consolidated data, see Section (2) below.

a.	Aggregate Data from Israeli Operations

In early 2007, the company sold its holdings in TMM Integrated Recycling Industries Ltd. (“TMM”) (43.02% directly and indirectly), as part of an agreement with Veolia Israel and in response to a tender offer for the acquisition of TMM shares from the public, by Veolia Israel. The aggregate sales and operating income figures for the preceding year are consequently presented net of the TMM results.

The aggregate sales in Israel during the reported period amounted to approximately NIS 2,118.5 million, as compared with NIS 1,968 million (net of TMM) in the corresponding period last year, representing growth of 7.6%.

The aggregate sales in Israel in the third quarter of the year amounted to approximately NIS 721.2 million, as compared with NIS 662.4 million (net of TMM) in the corresponding quarter last year, representing growth of 8.9% and as compared with NIS 689.1 million in the second quarter of the year, representing growth of 4.6%.

The aggregate operating profit in Israel amounted to NIS 192.3 million during the reported period, as compared with NIS 146.3 million in the corresponding period last year (net of TMM), representing growth of approximately 31.4%.

The aggregate operating profit in Israel totaled approximately NIS 74.3 million in the third quarter of the year, as compared with NIS 53.1 million (net of TMM) in the corresponding quarter last year, representing growth of 39.9% and as compared with NIS 60.9 million in the second quarter of the year, representing growth of approximately 22%.

The significant improvement in the operating profitability in Israel is attributed to the raising of prices in most of the Group’s areas of operation, the growth in quantitative sales and the continuing efficiency measures. This improvement was partially offset by the continuing rise in raw material prices.

b.	Aggregate Data (including Turkey)

The aggregate sales amounted to NIS 2,298.2 million during the reported period, as compared with NIS 2,141.1 million (net of TMM) in the corresponding period last year, representing growth of 7.3%.

The aggregate sales amounted to NIS 805.5 million in the third quarter, as compared with NIS 713.5 million (net of TMM) in the corresponding period last year, representing growth of 12.8% and as compared with NIS 740 million in the second quarter of the year, representing growth of 8.9%.

The aggregate operating profit totaled NIS 131.1 million during the reported period, as compared with NIS 88.6 million (net of TMM) in the corresponding period last year, representing growth of 48%.

The aggregate operating profit totaled NIS 59.3 million in the third quarter of the year, as compared with NIS 26.3 million (net of TMM) in the corresponding quarter last year, representing growth of 125.4% and as compared with NIS 41.7 million in the second quarter of the year, representing growth of 42.2%.

For the operations in Turkey – see Section C7 below – Company’s share in the earnings of associated companies.

2.	Consolidated Data

Excluding the results of operation of the associated companies: Mondi Hadera, Hogla-Kimberly and Carmel Container Systems Ltd. (“Carmel”).

The consolidated sales during the reported period amounted to NIS 428.8 million, as compared with NIS 395.7 million in the corresponding period last year, representing growth of approximately 8.4%.

The consolidated sales in the third quarter of the year totaled NIS 151 million, as compared with NIS 136.5 million in the corresponding quarter last year, representing growth of approximately 10.6% and as compared with second quarter sales of NIS 141.2 million, representing growth of approximately 6.9%.

The consolidated operating profit totaled NIS 54.2 million during the reported period, as compared with NIS 41.9 million in the corresponding period last year, representing growth of approximately 29.3%.

The operating profit amounted to NIS 23.6 million in the third quarter of the year, as compared with NIS 16.8 million in the corresponding quarter last year, representing growth of approximately 40.5% and as compared with NIS 13.7 million in the second quarter this year, representing growth of approximately 72.2%.

3.	Net Profit and Earnings Per Share

The net profit totaled NIS 12.9 million during the reported period, as compared with a loss of NIS (-1.5) million in the corresponding period last year.

The net profit in the reported period was affected by the growth in the Company’s share in the losses of the operations in Turkey (KCTR), amounting to approximately NIS 19.3 million (from NIS 35.1 million last year to NIS 54.4 million this year), as compared with the corresponding period last year (see Strategic Investment in Turkey, above, and Section C7, below).

The net profit in the third quarter this year amounted to NIS 9.9 million, as compared with a loss of NIS (-3.7) million in the corresponding quarter last year and as compared with profit of NIS 6.6 million in the second quarter this year. The net profit in the third quarter of the year is after deduction of our share (49.9%) in the reduction of the tax asset in Turkey (KCTR) in the sum of NIS 7.2 million. A non-recurring loss of NIS 5.4 million was recorded in the corresponding quarter last year on account of our share in the provision for impairment recorded at TMM.

Net of the non-recurring loses as mentioned above, the net profit for the third quarter of the year, amounted to NIS 17 million, as compared with profit of NIS 1.7 million in the corresponding quarter last year and as compared with profit of NIS 6.6 million in the second quarter this year.

Basic earnings per share amounted to NIS 3.20 per share ($0.80 per share) in the reported period, as compared with a loss of NIS -0.36 per share ($-0.08 per share) in the corresponding period last year.

The diluted earnings per share amounted to NIS 3.19 per share ($0.80 per share) in the reported period, as compared with a loss of NIS -0.36 per share ($-0.08 per share) in the corresponding period last year.

The basic earnings per share amounted to NIS 2.44 per share in the third quarter ($0.61 per share), as compared with a loss of NIS -0.91 per share ($-0.21 per share) in the corresponding quarter last year.

Diluted earnings per share amounted to NIS 2.43 per share ($0.61 per share) in the second quarter of the year, as compared with a loss of NIS -0.91 per share ($-0.21 per share) in the corresponding quarter last year.

4.	Analysis of Operations and Profitability

The analysis set forth below is based on the consolidated data.

1.	Sales

The consolidated sales during the reported period amounted to NIS 428.8 million, as compared with NIS 395.7 million in the corresponding period last year, representing growth of approximately 8.4%.

Sales of the packaging paper and recycling activity amounted to NIS 342.0 million in the reported period, as compared with NIS 305.2 million in the corresponding period last year.

The growth in the sales turnover of the packaging paper and recycling activity originated primarily from the raising of the selling prices.

Sales of the marketing of office supplies activity amounted to NIS 86.8 million in the reported period, as compared with NIS 90.5 million last year. Most of the decrease in sales is attributed to the impact of not winning the Accountant General tender in early 2007, a fact that was somewhat compensated for by an increase in sales to other customers, at better margins.

The aggregate sales in the third quarter of the year totaled NIS 151 million, as compared with NIS 136.5 million in the corresponding quarter last year, representing growth of approximately 10.6% and as compared with second quarter sales of NIS 141.2 million, representing growth of approximately 6.9%.

Sales of the packaging paper and recycling activity amounted to NIS 120.7 million in the third quarter of the year, as compared with NIS 105.4 million in the corresponding quarter last year.

Sales of the marketing of office supplies activity amounted to NIS 30.3 million in the third quarter of the year, as compared with NIS 31.1 million in the corresponding quarter last year.

2.	Cost of Sales

The cost of sales amounted to NIS 325 million, representing 75.8% of sales, during the reported period, as compared with NIS 312.1 million, representing 78.9% of sales, in the corresponding period last year.

The gross profit totaled NIS 103.8 million during the reported period, representing 24.2% of sales, as compared with NIS 83.6 million, representing 21.1% of sales, in the corresponding period last year, representing growth of approximately 24% in relation to the corresponding period last year.

The increase in the gross profit is primarily attributed to the improvement in selling prices, the quantitative growth in the local market and the decrease in energy prices (decrease of approximately 7% in fuel oil and electricity prices), as compared with the corresponding period last year.

Fuel oil prices in the third quarter of the year rose by approximately 18% in relation to the second quarter this year and by 17% in relation to the corresponding quarter last year.

Electricity prices rose by approximately 13% at the end of the third quarter of the year.

Labor Wages

Wages in the cost of sales and in the selling, general and administrative expenses amounted to approximately NIS 130.4 million in the reported period, as compared with NIS 120.2 million in the corresponding period last year.

The change in labor wages in relation to the corresponding period last year reflects a certain increase in personnel, especially at Amnir, as part of preparations for increasing paper waste collection in anticipation of the future operation of the new packaging paper machine – along with a nominal increase of 3% in the wages. The labor expenses (in General and Administrative expenses) also included non-recurring expenses mostly on account of an employment agreement with the Company’s General Manager (see Note 3a’ to the attached financial statements).

3.	Selling, General and Administrative Expenses

The selling, general and administrative expenses (including wages) amounted to NIS 49.6 million in the reported period (or 11.6% of sales) as compared with NIS 41.7 million (or 10.5% of sales) in the corresponding period last year. The increase in selling, general and administrative expenses originated primarily from growth in labor expenses, including non-recurring influences, as stated above in the Labor Wages section.

4.	Operating Profit

The operating profit totaled NIS 54.2 million during the reported period (12.6% of sales), as compared with NIS 41.9 million (10.6% of sales) in the corresponding period last year, representing growth of 29.4%.

The operating profit from the paper and recycling activity totaled NIS 54.8 million during the reported period, as compared with NIS 42.6 million in the corresponding period last year, representing growth of 27.5%.

The operating loss for the office supplies activity amounted to NIS -0.6 million, as compared with NIS -0.7 million in the corresponding period last year.

The operating profit amounted to NIS 23.6 million in the third quarter of the year, as compared with NIS 16.8 million in the corresponding quarter last year and as compared with operating profit of NIS 13.7 million in the second quarter this year, representing growth of approximately 40% and 72%, respectively.

The operating profit of the paper and recycling activity amounted to NIS 23.2 million in the third quarter of the year, as compared with NIS 16.6 million in the corresponding quarter last year, representing growth of approximately 39.7%.

The operating profit of the office supplies activity amounted to NIS 0.4 million, as compared with NIS 0.2 million in the corresponding quarter last year, representing growth of approximately 156%.

5.	Financial Expenses

The financial expenses during the reported period amounted to NIS 17.8 million, as compared with NIS 21.5 million in the corresponding period last year.

The total average of the Company’s net, interest-bearing liabilities grew by an average of approximately NIS 61 million between the periods 2006- 2007. The increase is primarily attributed to investments in fixed assets, net of positive cash flows from operating activities.

Despite the said increase in the liabilities, the financial expenses during the reported period this year decreased in relation to last year by NIS 3.7 million.

The said decrease in financial expenses originated from the decrease in the average interest rate on short-term credit (by approximately 1.1%), the lower expenses on account of CPI-linked notes, despite the rise in the inflation rate in relation to last year, on account of the lowering of the cost of hedging the CPI-linked notes against a rise in the CPI that fell from an annual cost of 1.8% in 2006, to 1.3% in 2007 and resulted in an approximately NIS 0.6 million decrease in note-related costs.

Moreover, the (5.0%) revaluation that was recorded in the dollar exchange rate, as compared with a slightly higher (6.5%) revaluation last year, coupled with the lowering of the dollar exposure, both served to decrease the financial expenses this year, as compared with the preceding year, by approximately NIS 4.3 million, due to exchange-rate differentials on account of dollar-denominated assets.

6.	Taxes on Income

Taxes on income amounted to NIS 12.9 million in the reported period, as compared with NIS 6.1 million in the corresponding period last year. This NIS 6.8 million increase originates from the increase in pre-tax profit this year in relation to last year – in the amount of NIS 16.1 million – coupled with a tax expense increment of NIS 0.9 million as part of the closing of tax assessments for the years 2002 through 2005 in the course of the second quarter this year. The tax assessments that were closed by agreement were for the years 2002-2005 for the Company and for the principal consolidated subsidiaries (American Israeli Paper Mills Paper Industry (1995) Ltd. and Amnir Recycling Industries Ltd.).

7.	Company’s Share in Earnings of Associated Companies

The companies whose earnings are reported under this item (according to AIPM’s holdings therein), include primarily: Mondi Hadera, Hogla-Kimberly and Carmel.

The Company’s share in the losses of associated companies totaled NIS (10.6) million during the reported period, as compared with NIS (15.8) million in the corresponding period last year.

The following principal changes were recorded in the Company’s share in the earnings of associated companies, in relation to the corresponding period last year:

–	The Company’s share in the net profit of Mondi Hadera (49.9%) increased by NIS 7.4 million. Most of the change in profit originated from the company’s highly improved profitability, an increase of operating profit from NIS 1.1 million last year to an operating profit of NIS 25.8 million this year – primarily as a result of the higher selling prices that led to an improved gross margin. This improvement was rendered possible as a result of the said recovery in the European paper industry, coupled with the quantitative increase in sales to the local market. This improvement began in the first quarter, accelerated in the second quarter and maintained impetus in the third quarter, as operating profit surged from NIS 1.7 million in the first quarter this year to NIS 12 million in each of the second and third quarters. The sharp improvement in the operating profit was slightly offset as a result of the rise in net financial expenses, originating primarily from the impact of the revaluation of the NIS against the US dollar, that was lower this year in relation to last year, due to the dollar-denominated liabilities.

–	The Company’s share in the net profit of Hogla-Kimberly Israel (49.9%) increased by NIS 4.0 million. The operating profit of Hogla grew from NIS 94.8 million to NIS 100.9 million this year. The improved operating profit originated from a quantitative increase in sales, improved selling prices and the continuing trend of raising the proportion of some of the premium products in the products mix. This improvement was partially offset by the continuing rise in raw material prices. The net profit was also affected by the growth in financial expenses, compared with financial income last year, as a result of the financial requirements of the operations in Turkey. The net profit of Hogla-Kimberly Israel last year was influenced by non-recurring tax expenses of NIS 4.5 million (our share was approximately NIS 2.2 million).

The company’s share in the losses of KCTR Turkey (formerly Ovisan) (49.9%) grew by NIS 19.3 million. The increase in the loss was primarily attributed to the non-recurring losses as follows: an increase in the operating loss (of approximately NIS 3.5 million in relation to the corresponding period last year), originating primarily from expenses associated with the continuing launch process of premium KC products in the Turkish market (Kotex® and Huggies®), that began in the second quarter last year and was accompanied by fierce competition over shelf space, primarily against P&G, coupled with the erosion of selling prices -to lower levels . In the course of the reported period this year, a non-recurring loss of approximately NIS 6 million ($1.5 million) was included on account of the closing of trade agreements with distributors due to the transition to distribution by Unilever, of which our share was approximately NIS 3 million. Moreover, the tax asset that was recorded in previous years in Turkey, in the sum of approximately NIS 26 million ($6.4 million) was reduced, of which our share is approximately NIS 13.3 million. This write off, that was made despite the improvement in the operation, originated from the introduction of additional competitors into the market, coupled with the continued erosion of selling prices in the third quarter of the year.. Last year, the loss included a non-recurring expenditure of approximately NIS 16 million, of which our share was approximately NIS 8 million, as a result of the devaluation of the Turkish lira.

–	The Company’s share in the net profit of Carmel (36.21%) increased by NIS 1.0 million. The factors that affected the growth in the Company’s share in the net profit of Carmel, originated inter alia from the improvement in the operating profit at Carmel – primarily in the third quarter of the year. This improvement was maintained despite the sharp rise in raw material prices, that was partially offset by a rise in prices that was rendered possible as a result of market conditions. In the course of the second quarter, the Company’s holding rate in Carmel rose from 26.25% to 36.21% due to Carmel’s self purchase of some of the minority shareholders’ holdings. The acquisition created a negative surplus cost of NIS 4.9 million at the Company, of which a sum of NIS 2.3 million was allocated to the statement of income this year and served to increase the Company’s share in the Carmel profits. In the corresponding period last year, Carmel’s net profit included capital gains from the sale of a real-estate asset in Netanya in the amount of NIS 3.9 million, of which the Company’s share was approximately NIS 1 million.

The Company’s share in the losses of Frenkel-CD Ltd. (“FCD”) (27.85%) decreased by approximately NIS 0.2 million. The improvement is primarily attributed to the growth in operating profit, due to the growth in the volume of operations, coupled with staff cost-cutting as a result of the merger of plants.

In the corresponding period last year, the Company’s share in the earnings of associated companies included the Company’s share in the losses of TMM, in the amount of NIS -11.9 million. As mentioned above, the Company sold its holdings in TMM in early 2007 and this item is therefore not included in the Company’s share in the earnings of associated companies this year.

The Company’s share in the earnings of associated companies from current operations in Israel (excluding Turkey and TMM) grew by NIS 12.7 million this year and amounted to NIS 43.8 million.

D.	Liquidity

Cash Flows

The cash flows from operating activities totaled NIS 25.3 million during the reported period, as compared with NIS 7.3 million in the corresponding period last year. The change in the cash flows from operating activities during the reported period, originated from the improvement in net profit, coupled with the reduced growth in working capital in the reported period, that amounted to NIS 27.6 million, as compared with growth of NIS 33 million last year. The increase in the working capital this year originated primarily from the growth in inventories as part of Amnir’s preparations for accumulating paper waste in anticipation of the operation of the packaging paper machine , coupled with an increase in accounts receivable due to the growth in the sales volumes (see accounts receivable, above).

The cash flows from operating activities totaled NIS 12.6 million during the third quarter of this year, as compared with a negative cash flows from operating activities of NIS -2.4 million in the corresponding quarter last year.

The cash flows from operating activities in 2006 amounted to NIS 53.1 million.

E.	Financial Sources

See clause B2 Financial Liabilities.

F.	Exposure and Management of Market Risks

1.	General

The Company conducts periodical discussions regarding market risks and exposure to exchange rate and interest rate fluctuations, with the participation of the relevant factors, so as to reach decisions in this matter. The individual responsible for the implementation of market risk management policy at the Company is Israel Eldar, the Company’s Comptroller.

2.	Market Risks to which the Company is Exposed

Description of Market Risks

The market risks reflect the risk of changes in the value of financial instruments affected by changes in the interest rate, in the Consumer Price Index and in exchange rates.

Exchange Rate Risks

Approximately half of the Company’s sales are denominated in US dollars, whereas a significant share of its expenses and liabilities are in NIS. The Company is therefore exposed to exchange rate fluctuations of the NIS vis-à-vis the US dollar. This exposure includes economic exposure (on account of surplus proceeds on payments in foreign currency or linked thereto) and accounting exposure (on account of a surplus of dollar-linked assets over foreign-currency-denominated liabilities).

In September this year, the Company transacted in hedging transactions associated with US dollar- euro for periods of up to 4 months in the amount of € 13.4 million.

Consumer Price Index Risks

The Company is exposed to changes in the Consumer Price Index, pertaining to the bonds issued by the Company, in the total sum of NIS 226 million.

In December 2006 and January 2007, the Company entered into hedging transactions for a period of one year, to protect itself against a rise in the CPI, in the amount of NIS 220 million, pursuant to previous transactions that were made in December 2005 and terminated at the end of 2006.

Interest Risks

The Company is exposed to changes in interest rates, primarily on account of notes, in the sum of NIS 226 million.

Credit Risks

Most of the Group’s sales are made in Israel to a large number of customers and the exposure to customer-related credit risks is consequently generally limited. The Group regularly analyzes – through credit committees that operate within the various companies – the quality of the customers, their credit limits and the relevant collateral required, as the case may be.

The financial statements include provisions for doubtful debts, based on the existing risks on the date of the statements.

Linkage Base Report

Below are the balance sheet items, according to linkage bases, as at September 30, 2007:

In NIS Millions	Unlinked	CPI-linked		In foreign currency, or linked thereto (primarily €)	Non-Monetary Items	Total

Assets

Cash and cash equivalents	0.6			53.2		53.8
Short-term deposits and investments
Other Accounts Receivable	282.8	0.5		16.3	14.4	314.0
Inventories					67.4	67.4
Investments in Associated companies	51.7			5.6	285.7	343.0
Deferred taxes on income					6.5	6.5
Fixed assets, net					437.5	437.5
Deferred expenses, net of accrued
amortization

Total Assets	335.1	0.5		75.1	811.5	1,222.2

Liabilities
Short-term Credit from Banks	233.7					233.7
Other Accounts Payable	193.3			11.1		204.4
Deferred taxes on income					40.8	40.8
Long-term loans- including current
maturities	34.8					34.8
Notes (bonds) - including current
maturities		225.8				225.8
Other liabilities - including current
maturities	32.8					32.8
Equity, reserves and retained earnings					449.9	449.9

Total liabilities and equity	494.6	225.8		11.1	490.7	1,222.2

Surplus financial assets (liabilities) as
at September 30, 2007	(159.5)	(225.3	)*	64.0	320.8

Surplus financial assets (liabilities) as
at December 31, 2006	(154.2)	(226.2)		66.3	314.1

*	As to hedging transactions associated with surplus CPI-linked liabilities, see Section F(2), above.

Associated Companies

AIPM is exposed to various risks associated with operations in Turkey, where Hogla-Kimberly is active through its subsidiary, KCTR. These risks originate from concerns regarding the economic instability, high devaluation and elevated interest rates that have characterized the Turkish economy in the past and that may recur and harm the KCTR operations.

G.	Forward-Looking Statements

This report contains various forward-looking statements, which are forward-looking information, as defined in the Israeli securities Law based upon the Board of Directors’ present expectations and estimates regarding the operations of the Group and its business environment. The Company does not guarantee that the future results of operations will coincide with the forward-looking statements and these may in fact differ considerably from the present forecasts as a result of factors that may change in the future, such as changes in costs and market conditions, failure to achieve projected goals, failure to achieve anticipated efficiencies and other factors which lie outside the control of the Company. The Company undertakes no obligation to publicly update such forward-looking statements, regardless of whether these updates originate from new information, future events or any other reason.

H.	Detailed processes undertaken by the Company’s supreme supervisors, prior to the approval of the financial statements

The Company’s Board of Directors has appointed the Company’s Audit Committee to serve as a Balance Sheet Committee and to supervise the completeness of the financial statements and the work of the CPAs and to offer recommendations regarding the approval of the financial statements and the discussion thereof prior to said approval. The Committee consists of three directors, of which two possess accounting and financial expertise. The meetings of the Balance Sheet Committee, as well as the Board meetings during which the financial statements are discussed and approved, are attended by the Company’s auditing CPA, who is instructed to present the principal findings – if there are any – that surfaced during the audit or review process, as well as by the Internal Auditor.

The Committee conducts its examination via detailed presentations from Company executives and others, including: CEO – Avi Brenner; CFO – Israel Eldar. The material issues in the financial reports, including any extraordinary transactions – if any, the material assessments and critical estimates implemented in the financial statements, the reasonability of the data, the financial policy implemented and the changes therein, as well as the implementation of proper disclosure in the financial statements and the accompanying information. The Committee examines various aspects of risk assessment and control, as reflected in the financial statements (such as reporting of financial risks), as well as those affecting the reliability of the financial statements. In case necessary, the Committee demands to receive comprehensive reviews of matters with especially relevant impact, such as the implementation of international standards.

The approval of the financial statements involves several meetings, as necessary: The first, held at the Audit Committee several days before the approval date of the financial statements, is held to discuss the material reporting issues in depth and at great length, whereas the second, held in proximity to the approval dateby the Board of Directors, to discuss the actual results. As to the supreme supervision regarding the impact of the transition to international financial reporting standards, the Committee held a detailed discussion regarding the said disclosure and the accounting policy implemented in its respect.

Tzvika Livnat	Avi Brenner
Chairman of the Board of Directors	General Manager

Exhibit 3

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF CONSOLIDATED BALANCE SHEETS
NIS IN THOUSANDS

	SEPT. 30, 2007 (UNAUDITED)	SEPT. 30, 2006 (UNAUDITED)	DEC. 31,2006 (AUDITED)

Current assets :

Cash and cash equivalents	53,784	10,214	13,621

Accounts receivables :
Trade	193,985	174,409	168,050
Other	120,106	123,751	146,684

Inventories	67,408	59,368	62,109

Total current assets	435,283	367,742	390,464

Investments and long term receivables:
Investments in associated companies	342,995	403,035	375,510
Deferred income taxes	6,490	5,655	6,490

	349,485	408,690	382,000

Fixed assets

Cost	1,156,985	1,091,225	1,109,239
Less - accumulated depreciation	719,528	700,786	708,416

	437,457	390,439	400,823

	1,222,225	1,166,871	1,173,287

Current liabilities:

Credit from banks	233,685	227,609	203,003

Current maturities of long-term loans and notes	42,730	6,960	41,567

Payables and accured liabilities :

Trade	108,697	93,767	96,273

Other	95,725	85,490	103,699

Total current liabilities	480,837	413,826	444,542

Long-term liabilities

Deferred income taxes	40,840	43,575	41,613

Loans and other liabilities (net of current maturities):

Long-term bank loans	29,490	40,000	33,515

Notes	188,436	223,337	190,005

Other liabilities	32,770	32,770	32,770

Total long term liabilities	291,536	339,682	297,903

Total liabilities	772,373	753,508	742,445

Shareholders' equity :

Share capital	125,257	125,257	125,257

Capital surplus	90,060	90,060	90,060

Capital surplus on account of tax benefit from
exercise of employee options	3,397	2,175	2,414

Currency adjustments in respect of financial
statements of associated company and a subsidiary	(3,233)	(10,783)	(8,341)

Retained earnings	234,371	206,654	221,452

	449,852	413,363	430,842

	1,222,225	1,166,871	1,173,287

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF CONSOLIDATED STATEMENTS OF INCOME
NIS IN THOUSANDS

	NINE-MONTH PERIOD ENDED SEPT. 30		THREE-MONTH PERIOD ENDED SEPT. 30		YEAR ENDED DEC. 31
	2007	2006	2007	2006	2006
	(UNAUDITED)		(UNAUDITED)		(AUDITED)

Sales - net	428,784	395,691	150,961	136,527	530,109

Cost of sales	324,947	312,055	110,776	106,109	418,725

Gross profit	103,837	83,636	40,185	30,418	111,384

Selling and marketing, administrative and general expenses:

Selling and marketing	23,108	23,800	8,255	8,287	31,366
Administrative and general	26,521	17,929	8,299	5,370	29,517

	49,629	41,729	16,554	13,657	60,883

Income from ordinary operations	54,208	41,907	23,631	16,761	50,501

Financial expenses - net	17,790	21,538	7,363	8,679	31,111

Other income					37,305

Income before taxes on income	36,418	20,369	16,268	8,082	56,695

Taxes on income	12,887	6,059	5,285	1,959	16,702

Income from operations of the company
and the consolidated subsidiaries	23,531	14,310	10,983	6,123	39,993

Share in losss of associated companies - net	(10,612)	(15,317)	(1,125)	(9,795)	(26,202)

Net Income (loss) before cumulative effect at beginning
of period in profits of associated companies
as a result of accounting changes	12,919	(1,007)	9,858	(3,672)	13,791

Cumulative effect at beginning of period in profits of
associated companies		(461)			(461)

Net income (loss) for the period	12,919	(1,468)	9,858	(3,672)	13,330

Basic net earning (loss) before accumulated effect per share (in N.I.S)	3.20	(0.25)	2.44	(0.91)	3.42

Cumulative effect at beginning of year, in profits of associated
companies, as a result of accounting changes		(0.11)			(0.11)

Basic net earning (loss) per share (in N.I.S)	3.20	(0.36)	2.44	(0.91)	3.31

Fully diluted earning (loss) before accumulated effect per share (in N.I.S )	3.19	(0.25)	2.43	(0.91)	3.39

Cumulative effect at beginning of year, in profits of associated
companies, as a result of accounting changes		(0.11)			(0.11)

Fully diluted earning (loss) per share (in N.I.S)	3.19	(0.36)	2.43	(0.91)	3.28

Number of shares used to compute the basic earnings
per share (in N.I.S)	4,037,439	4,023,054	4,048,087	4,027,819	4,025,181

Number of shares used to compute the fully diluted earnings
per share (in N.I.S)	4,044,212	4,023,054	4,054,860	4,027,819	4,058,610

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
NIS IN THOUSANDS

	SHARE CAPITAL	CAPITAL SURPLUS	CAPITAL SURPLUS RESULTING FROM TAX BENEFIT ON EXERCISE OF EMPLOYEE OPTIONS	DIFFERENCES FROM TRANSLATION OF FOREIGN CURRENCY RESULTING FROM FINANCIAL STATEMENTS OF ASSOCIATED COMPANIES	RETAINED EARNINGS	TOTAL

Balance at January 1, 2007 (audited)	125,257	90,060	2,414	(8,341)	221,452	430,842

Changes during the nine month period
ended September 30, 2007 (unaudited)

Net income					12,919	12,919

Exercise of employee options into shares	*		983			983

Differences from currency translation resulting
from translation of financial statements of associated company				5,108		5,108

Balance at September 30, 2007 (unaudited)	125,257	90,060	3,397	(3,233)	234,371	449,852

Balance at January 1, 2006 (audited)	125,257	90,060	401	(813)	308,479	523,384

Changes during the nine month period ended September 30, 2006 (unaudited) :

Loss					(1,468)	(1,468)

Dividend paid					(100,101)	(100,101)

Erossion of dividend					(256)	(256)

Exercise of employees options into shares	*		1,774			1,774

Differences from currency translation resulting
from translation of financial statements of associated companies				(9,970)		(9,970)

Balance at September 30, 2006 (unaudited)	125,257	90,060	2,175	(10,783)	206,654	413,363

Balance at July 1, 2007 (audited)	125,257	90,060	3,374	(3,706)	224,513	439,498

Changes during the three month period
ended September 30, 2007 (unaudited)

Net income					9,858	9,858

Exercise of employee options into shares	*		23			23

Differences from currency translation resulting
from translation of financial statements of associated company				473		473

Balance at September 30, 2007 (unaudited)	125,257	90,060	3,397	(3,233)	234,371	449,852

Balance at July 1, 2006 (audited)	125,257	90,060	2,002	(13,055)	210,582	414,846

Changes during the three month period
ended September 30, 2006 (unaudited)

Loss					(3,672)	(3,672)

Erossion of dividend					(256)	(256)

Exercise of employee options into shares	*		173			173

Differences from currency translation resulting from translation
of financial statements of associated companies				2,272		2,272

Balance at September 30, 2006 (unaudited)	125,257	90,060	2,175	(10,783)	206,654	413,363

Balance at January 1, 2006 (audited)	125,257	90,060	401	(813)	308,479	523,384

Changes during the year ended
December 31, 2006 (audited)

Net income					13,330	13,330

Dividend paid					(100,357)	(100,357)

Exercise of employee options into shares	*		2,013			2,013

Differences from currency translation resulting
from translation of financial statements of associated companies				(7,528)		(7,528)

Balance at December 31, 2006 (audited)	125,257	90,060	2,414	(8,341)	221,452	430,842

* Less than 1,000 NIS.

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS
NIS IN THOUSANDS

	NINE-MONTH PERIOD ENDED SEPT. 30 2007 (UNAUDITED)	NINE-MONTH PERIOD ENDED SEPT. 30, 2006 (UNAUDITED)	THREE-MONTH PERIOD ENDED SEPT. 30 2007 (UNAUDITED)	THREE-MONTH PERIOD ENDED SEPT. 30, 2006 (UNAUDITED)	YEAR ENDED DEC. 31, 2005 (AUDITED)

CASH FLOWS FROM OPERATING ACTIVITIES :

Net income (loss) for the period	12,919	(1,468)	9,858	(3,672)	13,330

Adjustments to reconcile net income to net cash provided by
operating activities (a)	12,422	8,824	2,740	1,238	39,775

Net cash provided by (used in) operating activities	25,341	7,356	12,598	(2,434)	53,105

CASH FLOWS FROM INVESTING ACTIVITIES :

Purchase of fixed assets	(63,232)	(34,398)	(21,121)	(12,290)	(53,107)
Short-term deposits and investments		11,582			11,582
Collection of loans from associated companies					2,112
Proceeds from sale of associated companies	27,277
Proceeds from sale of fixed assets	30,814	281	3	(23)	419

Net cash used in investing activities	(5,141)	(22,535)	(21,118)	(12,313)	(38,994)

CASH FLOWS FROM FINANCING ACTIVITIES :

Receipt of long-term loans from others		40,000		40,000	40,000
Repayment of long-term loans from banks	(3,894)		(1,308)		(1,277)
Redemption of Notes	(6,825)	(6,913)	(2,297)		(6,913)
Dividend paid		(150,450)		(100,357)	(150,450)
Short-term bank credit - net	30,682	134,438	8,483	72,882	109,832

Net cash provided by (used in) financing activites	19,963	17,075	4,878	12,525	(8,808)

Increase (decrease) in cash and cash equivalents	40,163	1,896	(3,642)	(2,222)	5,303
Balance of cash and cash equivalents at beginning of period	13,621	8,318	57,426	12,436	8,318

Balance of cash and cash equivalents at end of period	53,784	10,214	53,784	10,214	13,621

(a) Adjustments to reconcile net income to net cash
provided by operating activities:

Income and expenses not involving cash flows:
Share in losss of associated companies - net	10,612	15,317	1,125	9,795	26,202 *
Dividend received from associated company		2,650			19,616
Capital loss from sale of subsidary	28
Depreciation and amortization	25,253	23,878	8,518	7,922	31,957
Deferred income taxes - net	(2,605)	(4,061)	(651)	(1,073)	(5,755)
Capital (gains) losss on:
Sale of fixed assets	(81)	(266)	45	(31)	(28,823)
Income from short-term deposits and investments, not realized yet		(166)			(166)
Linkage differences on Notes	6,288	3,518	5,596	482	(415)
Erosion (Linkage differences) on loans to associated companies	(294)	174	154	125	178
Cumulative effect at beginning of period as a result
of accounting changes in associated companies		461			461 *

Changes in operating assets and liabilities:
Increase in receivables	(39,195)	(42,424)	(20,267)	(23,647)	(19,302)
Decrease (increase) in inventories	(5,299)	4,631	(2,726)	3,834	1,890
Increase in payables and accruals liabilities	17,715	5,112	10,946	3,831	13,932

	12,422	8,824	2,740	1,238	39,775

* Reclassified

(b)	Information on activities not involving cash flows:

On September 30, 2007 purchase of fixed assets in suppliers’ credit amounted to NIS 9.5 millions.

The accompanying notes are an integral part of the financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT September 30, 2007
(Unaudited)

NOTE 1	–	SIGNIFICANT ACCOUNTING POICIES

General

A.	The interim financial statements as of September 30, 2007 and for the nine and three month periods then ended (hereafter - the interim financial statements) were drawn up in condensed form, in accordance with Accounting Standard No. 14 of the Israel Accounting Standards Board (hereafter - the IASB) and in accordance with the Securities (Preparation of Periodic and Immediate Financial Statements) Regulations , 1970.

These interim financial statements have to be reviewed in connection with the Annual Financial Statements as of December 31, 2006 and the year then ended and with the Notes related to them.

The accounting principles applied in preparation of the interim statements are consistent with those applied in the annual financial statements, except for, as detailed in note 2 hereafter.

B.	Following are the changes in exchange rate of the dollar and in the Israeli consumer price index (the "CPI"):

	Exchange rate of the dollar %	CPI %

Increase (decrease) in the nine months ended September 30:
2007	(5.0)	2.3
2006	(6.5)	0.8
Increase (decrease) in three months ended September 30
2007	(5.5)	1.3
2006	3.1	(0.8)
Increase (decrease) in the year ended December 31, 2006	(8.2)	(0.1)
The dollar exchange rate as of September 30, 2007 is:	$1=NIS 4.013

NOTE 2

A.	FIRST IMPLEMENTATION OF RECENT ACCOUNTING STANDARDS

1.	Standard No. 23 “Accounting for Transactions between an Entity and a controlling party”

In December 2006 the Israeli Accounting Standards Board published Accounting Standard No. 23, “Accounting for Transactions between an Entity and a controlling party (hereinafter – the Standard). The Standard applies to entities subject to the Israeli Securities Law-1968.

The Standard establishes the requirements for accounting for transactions between an entity and its controlling party, which involve asset transfers, assumption of liability, reimbursement or debt concession, and receipt of loans. The Standard does not apply to business combinations between entities under common control.

AMERICAN ISRAELI PAPER MILLS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT September 30, 2007
(Unaudited)

NOTE 2 A	–	FIRST IMPLEMENTATION OF RECENT ACCOUNTING STANDARDS (cont)

1.	Standard No. 23 “Accounting for Transactions between an Entity and a controlling party”(cont)

The Standard stipulates that transactions between an entity and a controlling party will be measured based on fair value; transactions which in nature are owner investments or distributions to owners should be reported directly in equity and not be recognized in the controlled entity’s profit and loss; the differences between the consideration in transactions between an entity and a controlling party and their fair value will be recognized directly in equity. Current and deferred taxes pertaining to the items recognized in equity due to transactions with controlling parties will be recognized directly in equity as well.

The Standard is effective for transactions between an entity and a controlling party taking place subsequent to January 1, 2007 and for loans granted from or given to a controlling party prior to the Standard’s effective date, starting on the Standard’s effective date.

Pursuant to the standard, the balance of loans that were granted by the Company to an associated company, as at January 1, 2007, is measured at fair value.

The adoption of this Standard has no effect on the Company’s financial position, results of operations and cash flows.

2.	Application of Standard No.26 “Inventory”

In August 2006 the Israeli Accounting Standards Board published Accounting Standard No. 26 – “Inventory” (“the Standard”), which outlines the accounting treatment of inventory.

The standard applies to all types of inventory, other than buildings constructed for sale and addressed by Accounting Standard No.2 (“Construction of Buildings for Sale”), inventory of work in progress stemming from performance contracts, addressed by Accounting Standard No.4 (“Work Based on Performance Contract”), financial instruments and biological assets relating to agricultural activity and agricultural production during harvest.

The standard establishes, among other things, that inventory should be stated at the lower between cost and net realizable value. Cost is determined by the first in, first out (FIFO) method or by average weighted cost used consistently for all types of inventory of similar nature and uses. In certain circumstances the standard requires cost determination by a specific identification of cost, which includes all purchase and production costs, as well as any other costs incurred in reaching the inventory’s present stage.

When inventory is acquired on credit incorporating a financing component, the inventory should then be presented at cost equaling purchase cost in cash. The financing component is recognized as a financing expense over the term of the credit period.

AMERICAN ISRAELI PAPER MILLS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT September 30, 2007
(Unaudited)

NOTE 2 A	–	FIRST IMPLEMENTATION OF RECENT ACCOUNTING STANDARDS (cont)

2.	Application of Standard No.26 “Inventory” (cont)

Any reduction of inventory to net realizable value following impairment as well as any other inventory loss should be expensed in the current period. Subsequent elimination of an impairment write-down that stems from an increase in net realizable value will be allocated to operations during the period in which the elimination took place.

This standard will apply to financial statements covering periods beginning January 1, 2007 and onwards and be implemented retroactively.

The adoption of this Standard has no effect on the Company’s financial position, results of operations and cash flows.

3.	Application of Standard No. 27 "Property plant and equipment" Standard no. 28 "An amendment to the transition requirements in Accounting Standard no. 27, property plant and equipment".

In September 2006 the Israeli Accounting Standards Board published Accounting Standard No. 27 (the “Standard”), which establishes the accounting treatment for property plant and equipment, including the recognition of the assets, the determination of their carrying amounts, the depreciation charges and impairment losses to be recognized in relation to them and the disclosures required in the financial statements.

An item in fixed assets will be measured at the initial date of recognition, according to overall cost, in addition to the asset acquisition cost and all costs that may be directly attributed to bringing the said asset to the location and situation required in order for it to operate in the manner meant by the management. The cost also includes the initial assessment of costs for dismantling and removing the said item and for restoring the site where the asset was located, on account of which a liability was created for the company, when the asset was acquired or as a result of the use thereof during a certain period, for a purpose other than creating inventories during the said period.

Following the initial recognition, the Standard permits the entity to choose either the cost model or the revaluation model as its accounting policy. The same policy should be applied to an entire class of property, plant and equipment.

Cost method – an item will be presented at cost less accumulated depreciation, less accumulated impairment losses.

Revaluation method – an item whose fair value can be measured reliably shall be carried at a revalued amount, being its fair value at the date of the revaluation, less any subsequent accumulated depreciation and subsequent accumulated impairment losses. An increase in an asset’s value due to revaluation should be credited directly to shareholders’ equity (“revaluation reserve”).

AMERICAN ISRAELI PAPER MILLS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT September 30, 2007
(Unaudited)

NOTE 2 A	–	FIRST IMPLEMENTATION OF RECENT ACCOUNTING STANDARDS (cont)

3.	Application of Standard No. 27 "Property plant and equipment" Standard no. 28 "An amendment to the transition requirements in Accounting Standard no. 27, property plant and equipment". (cont)

This new standard is effective for financial statements covering periods beginning January 1, 2007 and onwards and should be applied retroactively.

In April 2007 the Israeli Accounting Standards Board published Standard no. 28 “An amendment to the transition requirements in Accounting Standard no. 27, property plant and equipment” (Standard No. 28).

In order to apply Standard No. 27, Standard No. 28 allows an entity which intends to adopt the exemptions established in IFRS 1 as of January 1, 2008 regarding property plant and equipment, to adopt them in January 1, 2007.
In accordance with these exemptions, an entity may present property plant and equipment at the transition date, in their fair value at that date, as a surrogate for their cost (deemed cost).

In addition, the Standard states that an entity which elects fair value as deemed cost, will not represent comparative information, but should disclosure that fact and the fair value in 1 January 2007 of any item which was measured at fair value as deemed cost.

The company has adopted commencing 1 January 2007 the cost model.

The effect of initially applying these standards on the Company’s financial position and results of operations is not material.

4.	Application of Standard No.16 – “Investment Property”

In February 2007, IASB issued Accounting Standard No. 16, “Investment Property”(hereinafter- “the Standard”), which determines the followings accounting treatment of real estate assets held for investment and their respective disclosure requirements.

Investment Property is defined as real estate (land and/or whole or part of building) held (by the owners or by a lessee under a financing lease) for the purpose of generating rental revenues and/or increasing such real estate’s value except where:

—	The property is being used either for manufacturing, providing goods or services, or for administrative purposes; or

—	The property is held for sale in the ordinary course of business.

The Standard permits entities to choose between:

(1)	The fair value model, according to which Investment Property will be measured, after the initial recognition, at fair value, with the changes in fair value being recognized as part of operating results: or

AMERICAN ISRAELI PAPER MILLS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT September 30, 2007
(Unaudited)

NOTE 2 A	–	FIRST IMPLEMENTATION OF RECENT ACCOUNTING STANDARDS (cont)

4.	Application of Standard No.16 – ” Investment Property” (cont)

(2)	The cost model according to which Investment Property is measured, after the initial recognition, at depreciated balance (less cumulative losses from impairment in value). An entity that selects the cost model will give disclosure in the notes as to the fair value of its Investment Property.

The Standard allows a lessee under an operating lease to classify and treat its rights in real estate assets as Investment Property, only in respect of real estates which would otherwise have fallen under the definition of Investment Property and subject to such lesee’s election to use the fair value model. This alternative classification applies to each real estate property on an individual basis. The Standard requires an entity to apply the elected model to all Investment Properties. If an entity elects to classify rights in real estate, that is held under an operating lease, as real estate held for investment, it must apply the fair value model to these rights and must consequently apply the fair value model to all of its real estate held for investment.

The Standard applies to annual financial statements as and from January 1, 2007.

The Standard also provides for the following transitional provisions to each alternative accounting model:

Adoption of the fair value model shall be recorded as an adjustment of the opening balance of the retained earnings for the period for which the Standard was initially adopted;

Adoption of cost model — an entity which intends to adopt, as and from January 1, 2008, one or more of the relieves stipulated in International Accounting Standard Number 1 regarding Investment Property, may adopt the same relief in the financial statements for periods beginning as and from on January 1, 2007.
It was also determined that an entity that elects the relief of considering fair value as “deemed cost” will not be required to restate comparative data, but shall alternatively provide a disclosure as to such relief elected as well as to the fair value of each item so treated, as at January 1, 2007.

The Company holds several leasehold rights to real estate, that shall be classified as operating leases in accordance with IFRS. Upon initial adoption of IFRS, the Company does not intend to classify these leasehold rights as real estate held for investment, as it may do pursuant to IASB Standard 16 and IFRS 40 and has consequently decided not to classify these leasehold rights as real estate held for investment according to Standard 16, but rather to continue to present them at cost, as part of fixed assets, pursuant to generally accepted accounting principles in Israel. The initial adoption of the provisions of the Standard did not consequently have a material impact on the Company’s financial statements.

AMERICAN ISRAELI PAPER MILLS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT September 30, 2007
(Unaudited)

NOTE 2

B.	ACCOUNTING STANDARD THAT IS NOT YET ADOPTED

Application of Standard No.29 “Adoption of International Financial Reporting Standards”

In July 2006, the Israeli Accounting Standards Board published Accounting Standard No. 29 -“Adoption of International Financial Reporting Standards” – IFRS (“the Standard”). According to this Standard, the financial statements of an entity subject to the Israeli Securities Law and authoritative Regulations there-under, other than foreign corporations as defined by this Law that prepares its financial statements in other than Israeli GAAP, will be prepared for the reporting periods commencing January 1, 2008, including interim periods, in accordance with the IFRS and related interpretations published by the International Accounting Standards Board.

An entity adopting IFRS as of January 1, 2008 and electing to report comparative figures in accordance with the IFRS for only 2007, will be required to prepare opening balance-sheet amounts as of January 1, 2007 based on the IFRS.

Reporting in accordance with the IFRS will be carried out based on the provisions of IFRS No. 1, “First-time Adoption of IFRS Standards”, which establishes guidance on implementing the transition from financial reporting based on domestic national accounting standards to reporting in accordance with the IFRS.

IFRS No. 1 supersedes the transitional provisions established in other IFRSs (including those established in former domestic national accounting standards), stating that all IFRSs should be adopted retroactively for the opening balance-sheet amounts. Nevertheless, IFRS No. 1 grants allowances on certain issues by not applying the retroactive application in respect thereof. In addition, IFRS No. 1 contains certain exceptions with regard to the retroactive application of certain aspects stipulated in other IFRSs.

NOTE 3	–	SUPLEMENTARY DATA

A.	On May 13, 2007, the Company's Audit Committee and Board of Directors approved an employment contract with the Company's General Manager. The employment contract is not time-limited and consists of the following principal terms of employment: Monthly wages of NIS 95,000, linked to the Consumer Price Index (CPI) starting in 2007, an annual bonus equal to 6-9 monthly paychecks, to be determined at the discretion of the Company's Board of Directors. Retirement conditions - In addition to the liberation of the funds accrued in the Managers'
Insurance, upon leaving his position, the general manager will receive a retirement bonus equal to his last monthly paycheck – prior to leaving his position – multiplied by the number of years during which he was employed by the Company (starting August 1988), including advanced notice of 6 months in the event of termination or resignation and additional auxiliary conditions. It should be noted that in proximity to the appointment of the General Manager, who entered his position in January 2005, a brief memorandum was drafted regarding the said employment, with terms similar to those mentioned above. This memorandum was not approved by the Company’s Board of Directors and the Company’s management, based on the opinion of legal counsel, is doubtful whether it is legally binding. The impact of the agreement will be expressed in the second quarter results and will amount to NIS 1.3 million (net, after taxes) on account of the retirement terms.

AMERICAN ISRAELI PAPER MILLS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT September 30, 2007
(Unaudited)

NOTE 3	–	SUPLEMENTARY DATA (cont)

B.	During the second quarter an affiliated company (Carmel Container Systems Limited hereafter - Carmel) acquired its own shares which were held by part of its minority shareholders. As a result of this acquisition the share of holding in Carmel increased from 26.25% to 36.21%. The increase in the share of holding yielded to the company negative excess of cost in the amount of NIS 4,923 thousands which according to standard 20 (adjusted) was related to non financial assets, which will be realized according to the rate of realization of these assets.

During the period the Company included in the profits from affiliated companies, profit amount of NIS 2,258 thousands from the realization of these assets.

C.	During the second quarter, the Company and major of its consolidated companies agreed upon final tax assessments for the years 2002-2005. As a result of these tax assessments the Company recorded additional tax expenses in respect of previous years in the amount of NIS 850 thousands.

NOTE 4	–	SUBSEQUENT EVENTS

On October 21, 2007 a demand from the tax authority was received for land betterment levy on the amount of approximately NIS 8 millions in respect of change in designation of land which is designed for the construction of a new production line of packaging paper. It is the intention of the Company to appeal on the amount of the tax by a counter assessment. At this stage the Company is not able to perform reliable estimation of the tax amount which will be fixed after the conclusion of the procedure. It has to be noticed, as well, that because of the above, no provision was included in these financial statements for this demand.
When this levy will be recognized in the financial statements, it will be charged to the cost of land therefore it will not influence the results of operation of the Company.

AMERICAN ISRAELI PAPER MILLS LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
AT September 30, 2007
(Unaudited)

NOTE 5	–	SEGMENT INFORMATION

Data on segment activity – In NIS in thousands:

For the period of 9 months :	Paper and recycling		Marketing of office supplies		Total
	January- September 2007	January- September 2006	January- September 2007	January- September 2006	January- September 2007	January- September 2006

Sales - net (1)	342,021	305,234	86,763	90,457	428,784	395,691

Income (loss) from operations	54,776	42,626	(568)	(719)	54,208	41,907

For the period of 3 months :	Paper and recycling		Marketing of office supplies		Total
	July- September 2007	July- September 2006	July- September 2007	July- September 2006	July- September 2007	July- September 2006

Sales - net (1)	120,665	105,434	30,296	31,093	150,961	136,527

Income (loss) from operations	23,185	16,587	446	174	23,631	16,761

For 2006 :	Paper and recycling	Marketing of office supplies	Total
	2006	2006	2006

Sales - net (1)	408,045	122,064	530,109

Income from operations	50,359	142	50,501

(1) Represents sales to external customers.

Enclosed please find the financial reports of the following associated companies:

–	Mondi Business Paper Hadera Ltd.

–	Hogla-Kimberly Ltd.

–	Carmel Containers Systems Ltd.

Exhibit 4

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007

The Board of Directors of
Mondi Business Paper Hadera Ltd.

Re:	Review of Unaudited Condensed Interim Consolidated
Financial Statements for the Nine and the Three Months Ended September 30, 2007

Gentlemen:

At your request, we have reviewed the condensed interim consolidated financial statements (“interim financial statements”) of Mondi Business Paper Hadera Ltd. (“the Company”) and its subsidiaries, as follows:

–	Balance sheet as of September 30, 2007.

–	Statements of operations for the nine and three months ended September 30, 2007.

–	Statements of changes in shareholders’ equity for the nine and three months ended September 30, 2007.

–	Statements of cash flows for the nine and three months ended September 30, 2007.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders’ meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention, which indicates that material adjustments are required to the aforementioned interim financial statements for them to be deemed financial statements prepared in conformity with generally accepted accounting principles in Israel and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

October 25, 2007

1

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
INTERIM CONSOLIDATED BALANCE SHEETS
(NIS in thousands; Reported Amounts)

	As of September 30,			As of December 31,
	2007	2006		2006
	(Unaudited)

ASSETS
Current Assets
Cash and cash equivalents	2,274		302		15
Trade receivables	194,320		189,245		173,174
Other receivables	13,546		9,739		6,610
Inventories	145,620	(*)	111,153	(*)	109,116

Total current assets	355,760		310,439		288,915

Property plant and equipment
Cost	218,860	(*)	211,892	(*)	214,170
Less - accumulated depreciation	61,295		51,149		53,882

	157,565		160,743		160,288

Other Assets-Goodwill	3,177		3,177		3,177

Total assets	516,502		474,359		452,380

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Short-term bank credit	100,191		102,540		96,740
Current maturities of long-term bank loans	12,481		14,332		15,243
Capital notes to shareholders	5,153		4,302		6,337
Trade payables	129,273		97,228		108,007
American Israeli Paper Mills Group, net	72,249		74,297		62,807
Other payables and accrued expenses	21,381	(*)	19,738		20,884

Total current liabilities	340,728		312,437		310,018

Long-Term Liabilities
Long-term bank loans	42,748		37,088		33,869
Capital notes to shareholders	6,402		12,906		6,338
Deferred taxes	25,156		18,679		14,047
Accrued severance pay, net	46		46		46

Total long-term liabilities	74,352		68,719		54,300

Shareholders' Equity
Share capital	1		1		1
Premium	43,352		43,352		43,352
Capital reserves	929	(*)	-		-
Retained earnings	57,140		49,850		44,709

	101,422		93,203		88,062

Total liabilities and shareholders' equity	516,502		474,359		452,380

(*)	Reclassified

D. Muhlgay	A. Solel	Z. Livnat
Financial Director	General Manager	Vice President of the Board of Directors

Approval date of the interim financial statements: October 25, 2007.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

2

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(NIS in thousands; Reported Amounts)

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2007	2006	2007	2006	2006
	(Unaudited)

Net sales	569,055	538,344	190,064	177,081	711,545
Cost of sales	507,983	497,942	164,995	162,527	659,845

Gross profit	61,072	40,402	25,069	14,554	51,700

Operating costs and expenses
Selling expenses	27,841	32,539	9,792	9,993	44,506
General and administrative expenses	7,623	6,783	3,330	2,878	9,245

	35,464	39,322	13,122	12,871	53,751

Operating profit (loss)	25,608	1,080	11,947	1,683	(2,051)

Financing expenses, net	(8,604)	(4,757)	(895)	(1,167)	(6,854)

Other income, net	256	37	132	37	37

Income (loss) before income taxes	17,260	(3,640)	11,184	553	(8,868)

Tax benefits (income taxes)	(4,829)	1,062	(3,004)	381	1,149

Net income (loss) for the period	12,431	(2,578)	8,180	934	(7,719)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

3

MONDI BUSINESS PAPER HADERA LTD.
INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands; Reported Amounts)

	Share capital	Premium	Capital reserves		Retained earnings	Total

Nine months ended September 30, 2007
(Unaudited)
Balance - January 1, 2007	1	43,352		-	44,709	88,062
Recognition in capital reserves due to presentation of
shareholders capital notes at fair value	-	-		929	-	929
Net income for the period	-	-		-	12,431	12,431

Balance - September 30, 2007	1	43,352		929	57,140	101,422

Nine months ended September 30, 2006
(Unaudited)
Balance - January 1, 2006	1	43,352		-	52,428	95,781
Activities in capital reserves	-	-	(*)	-	-	-
Net income for the period	-	-		-	(2,578)	(2,578)

Balance - September 30, 2006	1	43,352		-	49,850	93,203

Year ended December 31, 2006
Balance - January 1, 2006	1	43,352		-	52,428	95,781
Loss for the year	-	-		-	(7,719)	(7,719)

Balance - December 31, 2006	1	43,352		-	44,709	88,062

Three months ended September 30, 2007
(Unaudited)
Balance - July 1, 2007	1	43,352		929	48,960	93,242
Recognition in capital reserves due to presentation of
shareholders capital notes at fair value	-	-		-	-	-
Net income for the period	-	-		-	8,180	8,180

Balance - September 30, 2007	1	43,352		929	57,140	101,422

Three months ended September 30, 2006
(Unaudited)
Balance - July 1, 2006	1	43,352		-	48,916	92,269
Activities in capital reserves	-	-	(*)	-	-	-
Net income for the period	-	-		-	934	934

Balance - September 30, 2006	1	43,352		-	49,850	93,203

(*)	Reclassified

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

4

MONDI BUSINESS PAPER HADERA LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands; Reported Amounts)

	Nine months ended September 30,			Three months ended September 30,			Year ended December 31,
	2007	2006		2007	2006		2006
	(Unaudited)

Cash flows - operating activities
Net income (loss) for the period	12,431		(2,578)	8,180		934		(7,719)
Adjustments to reconcile net
Income (loss) to net cash provided by
(used in) operating activities
(Appendix A)	(13,687)	(*)	(16,463)	(5,590)	(*)	165	(*)	(5,594)

Net cash provided (used in) operating
activities	(1,256)		(19,041)	2,590		1,099		(13,313)

Cash flows - investing activities
Acquisition of property plant and equipment	(4,943)	(*)	(11,032)	(1,299)	(*)	(984)	(*)	(5,487)
Proceeds from sale of property plant
and equipment	256		37	132		37		189

Net cash used in investing activities	(4,687)		(10,995)	(1,167)		(947)		(5,298)

Cash flows - financing activities
Short-term bank credit, net	3,451		16,653	3,185		5,675		10,853
Repayment of long-term bank loans	(13,249)		(14,315)	(3,015)		(5,525)		(16,002)
Proceeds of long-term bank loans	18,000		28,000	-		-		28,000
Repayment of long-term capital
notes to shareholders	-		-	-		-		(4,225)

Net cash provided by financing
activities	8,202		30,338	170		150		18,626

Increase in
cash and cash equivalents	2,259		302	1,593		302		15
Cash and cash equivalents -
beginning of period	15		-	681		-		-

Cash and cash equivalents -
end of period	2,274		302	2,274		302		15

(*)	Reclassified

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

5

MONDI BUSINESS PAPER HADERA LTD.
INTERIM CONSOLIDATED
APPENDICES TO STATEMENTS OF CASH FLOWS
(NIS in thousands; Reported Amounts)

	Nine months ended September 30,			Three months ended September 30,			Year ended December 31,
	2007	2006		2007	2006		2006
	(Unaudited)

A. Adjustments to reconcile net
income (loss) to net cash provided by
(used in) operating activities

Income and expenses items
not involving cash flows:
Depreciation and amortization	7,917		8,180	2,981		2,748	10,907
Deferred taxes, net	4,678		(1,165)	3,004		(309)	(1,330)
Decrease in liability for severance
pay, net	-		(5)	-		-	(5)
Capital gain on disposal of property
plant and equipment	(256)		(37)	(132)		(37)	(37)
Effect of exchange rate and linkage
differences of long-term bank loans	1,366		(314)	523		(923)	(935)
Effect of exchange rate
differences of long-term
capital notes to shareholders	(191)		(1,204)	(410)		(552)	(1,512)

Changes in assets and liabilities:
Increase in trade receivables	(21,146)		(28,370)	(1,936)		(15,083)	(12,299)
Decrease (increase)
in other receivables	(505)		1,077	(1,024)		(783)	(261)
Decrease (increase)
in inventories	(36,504)	(*)	3,924	(34,469)	(*)	5,749	(*) 1,889
Increase (decrease) in trade payables	21,015		(2,528)	24,994		3,786	4,354
Increase (decrease) in
American Israeli Paper Mills
Group, net	9,442		4,443	2,416		9,716	(7,047)
Increase (decrease) in other
payables and accrued expenses	497	(*)	(464)	(1,537)	(*)	(4,147)	682

	(13,687)		(16,463)	(5,590)		165	(5,594)

B. Non-cash activities
Acquisition of property plant and
equipment on credit	251		1,792	(109)		1,792	669

(*)	Reclassified

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

6

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007

NOTE 1	–	BASIS OF PRESENTATION

The unaudited condensed interim consolidated financial statements as of September 30, 2007 and for the nine and three months then ended (“interim financial statements”) of Mondi Business Paper Hadera Ltd. (“the Company”) and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2006 and for the year then ended, including the notes thereto.

The results of operations for the interim period are not necessarily indicative of the results to be expected on a full-year basis.

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	General

(1)	The significant accounting policies applied in the interim consolidated financial statements are consistent with those applied in the audited consolidated financial statements as of December 31, 2006 and for the year then ended, except for the effect of initial application of Accounting Standard No. 23, “Accounting for Transactions between an Entity and a controlling party” and Accounting Standard No. 27, ” Property plant and equipment”, see 2 B below.

(2)	The effect of initial application of Accounting Standard No. 26 “Inventory” and Accounting Standard No. 30 “Intangible Assets” on the Company’s financial position and results of operations is not material.

(3)	The interim financial statements have been prepared in conformity with generally accepted accounting principles (“GAAP”) in Israel, in a condensed format in accordance with GAAP applicable to the preparation of interim period financial statements, including those under Standard No. 14, “Interim Financial Reporting” and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

B.	Recent Accounting Standards

Standard No. 23 “Accounting for Transactions between an Entity and a controlling party”

In December 2006 the Israeli Accounting Standards Board published Accounting Standard No. 23, “Accounting for Transactions between an Entity and a controlling party (hereinafter – the Standard). The Standard applies to entities subject to the Israeli Securities Law-1968.

The Standard establishes the requirements for accounting for transactions between an entity and its controlling party, which involve asset transfers, assumption of liability, reimbursement or debt concession, and receipt of loans. The Standard does not apply to business combinations between entities under common control.

7

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	Recent Accounting Standards

Standard No. 23 “Accounting for Transactions between an Entity and a controlling party” (Cont.)

The Standard stipulates that transactions between an entity and a controlling party will be measured based on fair value; transactions which in nature are owner investments or distributions to owners should be reported directly in equity and not be recognized in the controlled entity’s profit and loss; the differences between the consideration in transactions between an entity and a controlling party and their fair value will be recognized directly in equity. Current and deferred taxes pertaining to the items recognized in equity due to transactions with controlling parties will be recognized directly in equity as well.

The Standard is effective for transactions between an entity and a controlling party taking place subsequent to January 1, 2007 and for loans granted from or given to a controlling party prior to the Standard’s effective date, starting on the Standard’s effective date.

As a result of the initial application of this standard, the Company’s shareholders’ equity increased in the amount of NIS 929 thousand due to capital reserves ,and its result of operations decreased in the amount of NIS (191) thousand, during the period ended at 30 September , 2007 due to the presentation of capital notes to shareholders at thier fair value.

Application of Standard No.26 “Inventory”

In August 2006 the Israeli Accounting Standards Board published Accounting Standard No. 26 - "Inventory" ("the Standard"), which outlines the accounting treatment for inventory.

The standard applies to all types of inventory, other than buildings constructed for sale and addressed by Accounting Standard No.2 (“Construction of Buildings for Sale”), inventory of work in progress stemming from performance contracts, addressed by Accounting Standard No.4 (“Work Based on Performance Contract”), financial instruments and biological assets relating to agricultural activity and agricultural production during harvest.

The standard establishes, among other things, that inventory should be stated at the lower between cost and net realizable value. Cost is determined by the first in, first out (FIFO) method or by weighted average cost used consistently for all types of inventory of similar nature and uses. In certain circumstances the standard requires cost determination by a specific identification of cost, which includes all purchase and production costs, as well as any other costs incurred in reaching the inventory’s present stage.

When inventory is acquired on credit incorporating a financing component, the inventory should then be presented at cost equaling purchase cost in cash. The financing component is recognized as a financing expense over the term of the credit period.

8

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	Recent Accounting Standards (Cont.)

Application of Standard No. 26 “Inventory” (Cont.)

Any reduction of inventory to net realizable value as well as any other inventory loss should be expensed in the current period.

Subsequent elimination of a write-down that stems from an increase in net realizable value will be allocated to operations during the period in which the elimination took place.

This standard applies to financial statements covering periods beginning January 1, 2007 and onwards and should be implemented retroactively.

The adoption of this Standard has no effect on the Company’s financial position, results of operations and cash flows.

Application of Standard No. 27 “Property plant and equipment”

In September 2006 the Israeli Accounting Standards Board published Accounting Standard No. 27 (the “Standard”), which establishes the accounting treatment for property plant and equipment, including the recognition of the assets, the determination of their carrying amounts, the depreciation charges and impairment losses to be recognized in relation to them and the disclosures required in the financial statements.

The Standard states that an item of property, plant and equipment will be measured at initial recognition at cost. The cost should also include the initial estimate of costs required to dismantle and remove the item.

Following the initial recognition, the Standard permits the entity to choose either the cost model or the revaluation model as its accounting policy. The same policy should be applied to an entire class of property, plant and equipment.

Cost method – an item will be presented at cost less accumulated depreciation, less accumulated impairment losses.

Revaluation method – an item whose fair value can be measured reliably shall be carried at a revalued amount, being its fair value at the date of the revaluation, less any subsequent accumulated depreciation and subsequent accumulated impairment losses. An increase in an asset’s value due to revaluation should be credited directly to shareholders’equity (“revaluation reserve”).

This new standard is effective for financial statements covering periods beginning January 1, 2007 and onwards and should be applied retroactively.

In April 2007 the Israeli Accounting Standards Board published Standard no. 28 “An amendment to the transition requirements in Accounting Standard no. 27, property plant and equipment”.

9

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	Recent Accounting Standards (Cont.)

Application of Standard No. 27 “Property plant and equipment” (Cont.)

Standard 28 allows an entity which intends to adopt the exemptions established in IFRS 1 regarding property plant and equipment, to adopt them at the adoption of Standard 27. In accordance with these exemptions, an entity may present property plant and equipment at the transition date, in their fair value at that date, as a surrogate for their cost (deemed cost). In addition, the Standard states that an entity which elects fair value as deemed cost, will not represent comparative information, but should disclosure that fact and the fair value in 1 January 2007 of any item which was measured at fair value as deemed cost.

The company has adopted the cost model commencing January 1, 2007.

As a result of the initial application of this standard the Company reclassified major spare parts and standby equipment, that had been recorded as inventory, to property plant and equipment in the amount of NIS 2,927 thousand as of December 31, 2006 and NIS 2,757 thousand as of September 30, 2006.

Application of Standard No. 30 “Intangible Assets”.

In March 2007, The Israeli Accounting Standards Board published Accounting Standard No. 30, “Intangible Assets” (“the Standard”), which sets the accounting treatment for Intangible Assets that are not dealt with specifically in another standard, as well as the disclosure requirements in the financial statements for the entity’s Intangible Assets.

An intangible asset shall be measured initially at cost.

Research and development costs
Expenditures arising from research (or from the research phase of an internal project) shall not be recognized as an asset and should be expensed when incurred.

An intangible asset arising from development (or from the development phase of an internal project) shall be recognized if, and only if, the criteria for recognition as an intangible asset in the standard are met.

Expenditure on an intangible item that was initially recognized as an expense shall not be recognized as part of the cost of an intangible asset at a later date.

Measurement after Recognition
After initial recognition, an entity may choose to:
Measure intangible asset at its cost less any accumulated amortization and any accumulated impairment losses, or
For an intangible asset that have an active market, as defined in the standard, measure it at a revalued amount, being its fair value at the date of the revaluation less any subsequent accumulated amortization and any subsequent accumulated impairment losses.

10

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	Recent Accounting Standards (Cont.)

Application of Standard No. 30 “Intangible Assets” (Cont.)

An entity shall assess whether the useful life of an intangible asset is finite or indefinite. The amortization of an intangible asset with a finite useful life shall be over its useful life using a systematic basis. An intangible asset with an indefinite useful life shall not be amortized. Instead, an entity is required to test an intangible asset with an indefinite useful life for impairment annually, or whenever there is an indication that the intangible asset may be impaired, using the method prescribed in Accounting Standard No. 15.

This Standard applies to financial statements for annual periods beginning on or after January 1, 2007:

An entity which intends to adopt one or more of the exemptions established in IFRS 1 regarding intangible assets, in the financial statements of periods beginning January 1, 2008, is permitted to adopt these exemptions in the financial statements of periods beginning January 1, 2007. An entity which elects fair value as deemed cost, will not represent comparative information, but will disclose that fact and the fair value as of 1 January 2007 of any item which shall be recorded at fair value as deemed cost.

Research and development in process project which was acquired in a business combination performed before January 1, 2007, and satisfied the recognition criteria at the time the asset was acquired and was recognized as an expense, will be recognized as an asset at the adoption date. The adjustment will be credited to retained earnings in 1 January 2007.

The adoption of this Standard has no effect on the Company’s financial position, results of operations and cash flows.

C.	Accounting Standards that are not yet adopted

Application of Standard No.29 “Adoption of International Financial Reporting Standards”

In July 2006, the Israeli Accounting Standards Board published Accounting Standard No. 29 -“Adoption of International Financial Reporting Standards” – IFRS (“the Standard”). According to this Standard, the financial statements of an entity subject to the Israeli Securities Law and authoritative Regulations thereunder, other than foreign corporations as defined by this Law that prepares its financial statements in other than Israeli GAAP, will be prepared for the reporting periods commencing January 1, 2008, including interim periods, in accordance with the IFRS and related interpretations published by the International Accounting Standards Board.

11

MONDI BUSINESS PAPER HADERA LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Accounting Standards that are not yet adopted (Cont.)

Application of Standard No.29 “Adoption of International Financial Reporting Standards” (Cont.)

An entity adopting IFRS as of January 1, 2008 and electing to report comparative figures in accordance with IFRS for only 2007, will be required to prepare opening balance-sheet amounts as of January 1, 2007 based on IFRS.

Reporting in accordance with IFRS will be carried out based on the provisions of IFRS No. 1, “First-time Adoption of IFRS Standards”, which establishes guidance on implementing the transition from financial reporting based on domestic national accounting standards to reporting in accordance with IFRS.

IFRS No. 1 supersedes the transitional provisions established in other IFRSs (including those established in former domestic national accounting standards), stating that all IFRSs should be adopted retroactively for the opening balance-sheet amounts. Nevertheless, IFRS No. 1 grants exemptions on certain issues by not applying the retroactive application in respect thereof. In addition, IFRS No. 1 contains certain exceptions with regard to the retroactive application of certain aspects stipulated in other IFRSs.

D.	Following are the changes in the representative exchange rates of the Euro and the U.S. dollar vis-a-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rate of the Euro (NIS per (€1)	Representative exchange rate of the dollar (NIS per $1)	CPI "in respect of" (in points)

September 30, 2007	5.689	4.013	190.02
September 30, 2006	5.455	4.302	186.49
December 31, 2006	5.564	4.225	184.87

Increase (decrease) during the:	%	%	%

Nine months ended September 30, 2007	2.24	(5.01)	2.79
Nine months ended September 30, 2006	0.16	(6.54)	0.78
Three months ended September 30, 2007	(0.42)	(6.65)	2.07
Three months ended September 30, 2006	(3.33)	(3.10)	(0.87)
Year ended December 31, 2006	2.2	(8.2)	(0.1)

12

Exhibit 5

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007

Brightman Almagor Haifa Office 5 Ma'aleh Hashichrur Street Haifa, 33284 P.O.B. 5648, Haifa 31055 Israel Tel: +972 (4) 860 7373 Fax: +972 (4) 867 2528 Info-haifa@deloitte.co.il www.deloitte.com

The Board of Directors of
Hogla-Kimberly Ltd.

Re:	Review of Unaudited Condensed Interim Consolidated
Financial Statements for the Nine and Three Months Ended September 30, 2007

Gentlemen:

At your request, we have reviewed the condensed interim consolidated financial statements (“interim financial statements”) of Hogla-Kimberly Ltd. (“the Company”) and its subsidiaries, as follows:

–	Balance sheet as of September 30, 2007.

–	Statements of operations for the nine and three months ended September 30, 2007.

–	Statements of changes in shareholders’ equity for the nine and three months ended September 30, 2007.

–	Statements of cash flows for the nine and three months ended September 30, 2007.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders’ meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention which indicates that material adjustments are required to the aforementioned interim financial statements for them to be deemed financial statements prepared in conformity with generally accepted accounting principles in Israel and in accordance with Section D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

November 2, 2007

1

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
INTERIM CONSOLIDATED BALANCE SHEETS
(NIS in thousands; Reported Amounts)

	September 30,			December 31,
	2 0 0 7	2 0 0 6		2 0 0 6
	(Unaudited)

Current Assets
Cash and cash equivalents	16,320		57,655		7,190
Trade receivables	302,949		290,367		263,126
Other receivables	29,705	(*)	28,392	(*)	27,576
Inventories	188,561	(*)	172,702	(*)	172,709

	537,535		549,116		470,601

Long-Term Assets
Capital note of shareholder	32,770		32,770		32,770
VAT receivable	39,271	(*)	18,877	(*)	26,170

	72,041		51,647		58,940

Property plant and equipment
Cost	580,587	(*)	546,906	(*)	552,539
Less - accumulated depreciation	274,943		246,959		253,245

	305,644		299,947		299,294

Other Assets
Goodwill	24,821		21,245		22,338
Deferred taxes	6,333		29,064		30,788

	31,154		50,309		53,126

	946,374		951,019		881,961

Current Liabilities
Short-term bank credit	174,059		170,087		152,856
Trade payables	251,637		212,611		204,936
Other payables and accrued expenses	79,394		64,987		58,040

	505,090		447,685		415,832

Long-Term Liabilities
Liability for employee rights upon early retirement	2,126		-		-
Deferred taxes	37,413		35,056		35,364

	39,539		35,056		35,364

Shareholders' Equity	401,745		468,278		430,765

	946,374		951,019		881,961

(*)	Reclassified

T. Davis	O. Argov	A. Schor
Chairman of the Board of Directors	Chief Financial Officer	Chief Executive Officer

Approval date of the interim financial statements: November 2, 2007.

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

2

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
(NIS in thousands, Reported Amounts)

	Nine months ended September 30,			Three months ended September 30,			Year ended December 31,
	2 0 0 7	2 0 0 6		2 0 0 7	2 0 0 6		2 0 0 6
	(unaudited)

Net sales	1,010,849	(*)	941,996	366,800	(*)	312,322	(*)	1,244,193

Cost of sales	705,581		665,858	255,844		224,790		883,908

Gross profit	305,268		276,138	110,956		87,532		360,285

Selling and marketing expenses	215,621	(*)	197,862	76,069	(*)	68,649	(*)	258,508

General and administrative
expenses	49,804		42,422	16,420		15,483		57,906

Operating profit	39,843		35,854	18,467		3,400		43,871

Financing expenses, net	(25,462)		(18,976)	(8,958)		(6,871)		(25,627)

Other income, net	24		1,939	1		1,168		774

Income (loss) before income
taxes	14,405		18,817	9,510		(2,303)		19,018

Income taxes	(53,664)		(27,447)	(23,180)		(4,835)		(35,903)

Loss after income taxes	(39,259)		(8,630)	(13,670)		(7,138)		(16,885)

Minority interest in losses
of Subsidiary	-		6,214	-		-		6,214

Loss for the period	(39,259)		(2,416)	(13,670)		(7,138)		(10,671)

(*)	Reclassified – see Note 2 A(3)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

3

HOGLA-KIMBERLY LTD.
INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands; Reported Amounts)

	Share capital	Capital reserves	Translation adjustments relating to foreign held autonomous Subsidiary	Accumulated other comprehensive income	Retained earnings	Dividend declared after balance sheet	Total

Nine months ended
September 30, 2007
(unaudited)

Balance -
January 1, 2007	29,638	230,153	(14,393)	(76)	185,443	-	430,765
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	10,350	-	-	-	10,350
Net effect of cash flow
hedges	-	-	-	(111)	-	-	(111)
Capitalization of retained
earnings from Approved
Enterprise earnings	-	5,455	-	-	(5,455)	-	-
Loss for the period	-	-	-	-	(39,259)	-	(39,259)

Balance - September
30, 2007	29,638	235,608	(4,043)	(187)	140,729	-	401,745

Nine months ended
September 30, 2006
(unaudited)

Balance -
January 1, 2006	29,038	180,414	618	-	230,114	-	440,184
Shares issued	600	49,739	-	-	-	-	50,339
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	(19,980)	-	-	-	(19,980)
Net effect of cash flow
hedges	-	-	-	151	-	-	151
Dividend declared after
balance sheet date	-	-	-	-	(34,000)	34,000	-
Loss for the period	-	-	-	-	(2,416)	-	(2,416)

Balance -
September 30, 2006	29,638	230,153	(19,362)	151	193,698	34,000	468,278

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

4

HOGLA-KIMBERLY LTD.
INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(NIS in thousands; Reported Amounts)

	Share capital	Capital reserves	Translation adjustments relating to foreign held autonomous Subsidiary	Accumulated other comprehensive income	Retained earnings	Dividend declared after balance sheet date	Total

Three months ended
September 30, 2007
(unaudited)

Balance - July 1, 2007	29,638	235,608	(5,651)	472	154,399	-	414,466
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	1,608	-	-	-	1,608
Net effect of cash flow
hedges	-	-	-	(659)	-	-	(659)
Loss for the period	-	-	-	-	(13,670)	-	(13,670)

Balance -
September 30, 2007	29,638	235,608	(4,043)	(187)	140,729	-	401,745

Three months ended
September 30, 2006
(unaudited)

Balance - July 1, 2006	29,038	180,414	(21,556)	-	234,836	-	422,732
Shares issued	600	49,739	-	-	-	-	50,339
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	2,194	-	-	-	2,194
Dividend declared after
balance sheet date	-	-	-	-	(34,000)	34,000
Net effect of cash flow
hedges	-	-	-	151	-	-	151
Loss for the period	-	-	-	-	(7,138)	-	(7,138)

Balance -
September 30, 2006	29,638	230,153	(19,362)	151	193,698	34,000	468,278

Year ended
December 31, 2006

Balance -
January 1, 2006	29,038	180,414	618	-	230,114	-	440,184
Shares issued	600	49,739	-	-	-	-	50,339
Translation adjustments
relating to foreign held
autonomous Subsidiary	-	-	(15,011)	-	-	-	(15,011)
Net effect of cash flow
hedges	-	-	-	(76)	-	-	(76)
Dividend paid	-	-	-	-	(34,000)	-	(34,000)
Loss for the year	-	-	-	-	(10,671)	-	(10,671)

Balance -
December 31, 2006	29,638	230,153	(14,393)	(76)	185,443	-	430,765

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

5

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands; Reported Amounts)

	Nine months ended September 30,			Three months ended September 30,			Year ended December 31,
	2 0 0 7	2 0 0 6		2 0 0 7	2 0 0 6		2 0 0 6
	(unaudited)

Cash flows - operating activities
Loss for the period	(39,259)		(2,416)	(13,670)		(7,138)		(10,671)
Adjustments to reconcile net income
to net cash provided by (used in)
operating activities (Appendix A)	65,956	(*)	(54,390)	15,003	(*)	18,319	(*)	(28,381)

Net cash provided by
(used in) operating activities	26,697		(56,806)	1,333		11,181		(39,052)

Cash flows - investing activities
Acquisition of property plant
and equipment	(27,547)	(*)	(14,552)	(14,105)	(*)	(3,103)	(*)	(27,537)
Proceeds from sale of Property plant
and equipment	28		174	-		174		150

Net cash used in investing activities	(27,519)		(14,378)	(14,105)		(2,929)		(27,387)

Cash flows - financing activities
Dividend paid	-		-	-		-		(34,000)
Repayment of long-term loan	-		(20,714)	-		-		(23,432)
Short-term bank credit	9,034		115,173	11,784		38,714		96,156

Net cash provided by
financing activities	9,034		94,459	11,784		38,714		38,724

Translation adjustments of cash and
cash equivalents and operations of
foreign held autonomous
Subsidiary	918		(1,171)	308		363		(646)

Increase (decrease) in cash and
cash equivalents	9,130		22,104	(680)		47,329		(28,361)
Cash and cash equivalents -
beginning of period	7,190		35,551	17,000		10,326		35,551

Cash and cash equivalents -
end of period	16,320		57,655	16,320		57,655		7,190

(*)	Reclassified

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

6

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
APPENDICES TO INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(NIS in thousands; Reported Amounts )

	Nine months ended September 30,			Three months ended September 30,			Year ended December 31,
	2 0 0 7	2 0 0 6		2 0 0 7	2 0 0 6		2 0 0 6
	(unaudited)

A. Adjustments to reconcile net
income to net cash provided
by (used in) operating activities

Income and expenses not
involving cash flows:
Minority interest in losses
of Subsidiary	-		(6,214)	-		-		(6,214)
Depreciation and amortization	20,521		17,327	6,841		5,887		24,820
Deferred taxes, net	28,750		(10,947)	14,277		(6,105)		(12,408)
Capital loss on disposal of
property, plant and equipment	473		37	450		5		37
Effect of exchange rate
differences, net	-		6,923	(283)		(2,144)		5,332

Changes in assets and liabilities:
Decrease (increase) in trade
receivables	(22,873)	(*)	(45,593)	(7,687)	(*)	2,990	(*)	(7,964)
Decrease (increase) in other
receivables	(2,925)	(*)	5,121	(2,880)	(*)	3,790	(*)	5,771
Decrease (increase) in inventories	(9,600)	(*)	(40,021)	7,645	(*)	6,160	(*)	(36,399)
Increase (decrease) in trade
payables	39,280	(*)	(6,649)	2,631	(*)	(915)	(*)	(13,486)
Net change in balances with
related parties	613	(*)	8,900	(14,543)	(*)	7,485	(*)	9,875
Decrease (increase) in other long
Term asset	(9,589)	(*)	1,530	(1,391)	(*)	(7,683)	(*)	(5,110)
Increase in other payables and
accrued expenses	19,180		15,196	9,404		8,849		7,365
Liability for employee rights upon
early retirement	2,126		-	539		-		-

	65,956		(54,390)	15,003		18,319		(28,381)

B. Non-cash activities
Acquisition of Property plant and
equipment on credit	5,267		10,884	5,267		10,884		11,091

Shares issued to share holders as
consideration their shares
in subsidiaries	-		50,339	-		50,339		50,339

(*)	Reclassified

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

7

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007

NOTE 1	–	BASIS OF PRESENTATION

The unaudited condensed interim consolidated financial statements as of September 30, 2007 and for the three months then ended (“interim financial statements”) of Hogla-Kimberly Ltd. (“the Company”) and subsidiaries should be read in conjunction with the audited consolidated financial statements of the Company and subsidiaries as of December 31, 2006 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of September 30, 2007 and for the interim period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected on a full-year basis.

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.	General

(1)	The significant accounting policies applied in the interim consolidated financial statements are consistent with those applied in the audited consolidated financial statements as of December 31, 2006 and for the year then ended, except for the effect of initial application of Accounting Standard No.27 “Property plant and equipment “, see 2 B below.

(2)	The effect of initial application of Accounting Standard No. 23 “Accounting for Transactions between an Entity and a controlling party”, Accounting Standard No. 26 “Inventory” and Accounting Standard No. 30 “Intangible Assets” on the Company’s financial position and results of operations is not material

(3)	The Company reclassified participation in advertising expenses paid to customers as redaction of revenue, instead of marketing expenses as was presented in previous accounting periods, in order to conform to the current format of presentation in the interim consolidated financial statements as of September 30, 2007.

(4)	The interim financial statements have been prepared in conformity with generally accepted accounting principles (“GAAP”) in Israel, in a condensed format in accordance with GAAP applicable to the preparation of interim period financial statements, including those under Standard No. 14, “Interim Financial Reporting” and in accordance with Paragraph D of the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

8

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	Recent Accounting Standards

Standard No. 23 “Accounting for Transactions between an Entity and a controlling party”

In December 2006 the Israeli Accounting Standards Board published Accounting Standard No. 23, “Accounting for Transactions between an Entity and a controlling party (hereinafter – the Standard). The Standard applies to entities subject to the Israeli Securities Law-1968.

The Standard establishes the requirements for accounting for transactions between an entity and its controlling party, which involve asset transfers, assumption of liability, reimbursement or debt concession, and receipt of loans. The Standard does not apply to business combinations between entities under common control.

The Standard stipulates that transactions between an entity and a controlling party will be measured based on fair value; transactions which in nature are owner investments or distributions to owners should be reported directly in equity and not be recognized in the controlled entity’s profit and loss; the differences between the consideration in transactions between an entity and a controlling party and their fair value will be recognized directly in equity. Current and deferred taxes pertaining to the items recognized in equity due to transactions with controlling parties will be recognized directly in equity as well.

The Standard is effective for transactions between an entity and a controlling party taking place subsequent to January 1, 2007 and for loans granted from or given to a controlling party prior to the Standard’s effective date, starting on the Standard’s effective date.

The adoption of this Standard has no effect on the Company’s financial position, results of operations and cash flows.

Application of Standard No.26 “Inventory”

In August 2006 the Israeli Accounting Standards Board published Accounting Standard No. 26 – “Inventory” (“the Standard”), which outlines the accounting treatment for inventory.

The standard applies to all types of inventory, other than buildings constructed for sale and addressed by Accounting Standard No.2 (“Construction of Buildings for Sale”), inventory of work in progress stemming from performance contracts, addressed by Accounting Standard No.4 (“Work Based on Performance Contract”), financial instruments and biological assets relating to agricultural activity and agricultural production during harvest.

The standard establishes, among other things, that inventory should be stated at the lower between cost and net realizable value. Cost is determined by the first in, first out (FIFO) method or by weighted average cost used consistently for all types of inventory of similar nature and uses. In certain circumstances the standard requires cost determination by a specific identification of cost, which includes all purchase and production costs, as well as any other costs incurred in reaching the inventory’s present stage.

9

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	Recent Accounting Standards (cont.)

Application of Standard No.26 “Inventory” (cont.)

When inventory is acquired on credit incorporating a financing component, the inventory should then be presented at cost equaling purchase cost in cash. The financing component is recognized as a financing expense over the term of the credit period.

Any reduction of inventory to net realizable value as well as any other inventory loss should be expensed in the current period.

Subsequent elimination of a write-down that stems from an increase in net realizable value will be allocated to operations during the period in which the elimination took place.

This standard applies to financial statements covering periods beginning January 1, 2007 and onwards and be implemented retroactively.

The adoption of this Standard has no effect on the Company’s financial position, results of operations and cash flows.

Application of Standard No. 27 “Property plant and equipment”

In September 2006 the Israeli Accounting Standards Board published Accounting Standard No. 27 (the “Standard”), which establishes the accounting treatment for property plant and equipment, including the recognition of the assets, the determination of their carrying amounts, the depreciation charges and impairment losses to be recognized in relation to them and the disclosures required in the financial statements.

The Standard states that an item of property, plant and equipment will be measured at initial recognition at cost. The cost should also include the initial estimate of costs required to dismantle and remove the item.

Following the initial recognition, the Standard permits the entity to choose either the cost model or the revaluation model as its accounting policy. The same policy should be applied to an entire class of property, plant and equipment.

Cost model – an item will be presented at cost less accumulated depreciation, less accumulated impairment losses.

Revaluation model – an item whose fair value can be measured reliably shall be carried at a revalued amount, being its fair value at the date of the revaluation, less any subsequent accumulated depreciation and subsequent accumulated impairment losses. An increase in an asset’s value due to revaluation should be credited directly to shareholders’equity (“revaluation reserve”).

This new standard is effective for financial statements covering periods beginning January 1, 2007 and onwards and should be applied retroactively.

10

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	Recent Accounting Standards (cont.)

Application of Standard No. 27 “Property plant and equipment” (cont.)

In April 2007 the Israeli Accounting Standards Board published Standard no. 28 “An amendment to the transition requirements in Accounting Standard no. 27, property plant and equipment”.

Standard 28 allows an entity which intends to adopt the exemptions established in IFRS 1 regarding property plant and equipment, to adopt them at the adoption of Standard 27.
In accordance with these exemptions, an entity may present property plant and equipment at the transition date, in their fair value at that date, as a surrogate for their cost (deemed cost). In addition, the Standard states that an entity which elects fair value as deemed cost, will not represent comparative information, but should disclosure that fact and the fair value in 1 January 2007 of any item which was measured at fair value as deemed cost.

The company has adopted the cost model.

As a result of the initial application of this standard the Company reclassified major spare parts and standby equipment, that had been recorded as inventory, to property plant and equipment in the amount of NIS 5,396 thousand as of September 30,2007 (NIS 5,153 thousand as of December 31, 2006 and NIS 4,892 thousand as of September 30, 2006).

Application of Standard No. 30 “Intangible Assets”.

In March 2007, The Israeli Accounting Standards Board published Accounting Standard No. 30, “Intangible Assets” (“the Standard”), which sets the accounting treatment for Intangible Assets that are not dealt with specifically in another standard, as well as the disclosure requirements in the financial statements for the entity’s Intangible Assets.

An intangible asset shall be measured initially at cost.

Research and development costs
Expenditures arising from research (or from the research phase of an internal project) shall not be recognized as an asset and should be expensed when incurred.

An intangible asset arising from development (or from the development phase of an internal project) shall be recognized if, and only if, the criteria for recognition as an intangible asset in the standard are met.

Expenditure on an intangible item that was initially recognized as an expense shall not be recognized as part of the cost of an intangible asset at a later date.

Measurement after Recognition
After initial recognition, an entity may choose to:
Measure intangible asset at its cost less any accumulated amortization and any accumulated impairment losses, or
For an intangible asset that have an active market, as defined in the standard, measure it at a revalued amount, being its fair value at the date of the revaluation less any subsequent accumulated amortization and any subsequent accumulated impairment losses.

11

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

B.	Recent Accounting Standards (cont.)

Application of Standard No. 30 “Intangible Assets” (cont.)

An entity shall assess whether the useful life of an intangible asset is finite or indefinite. The amortization of an intangible asset with a finite useful life shall be over its useful life using a systematic basis. An intangible asset with an indefinite useful life shall not be amortized. Instead, an entity is required to test an intangible asset with an indefinite useful life for impairment annually, or whenever there is an indication that the intangible asset may be impaired, using the method prescribed in Accounting Standard No. 15.

This Standard applies to financial statements for annual periods beginning on or after January 1, 2007:

An entity which intends to adopt one or more of the exemptions established in IFRS 1 regarding intangible assets, in the financial statements to periods beginning January 2008, is permitted to adopt these exemptions in the financial statements to periods beginning in 1 January 2007. An entity which elects fair value as deemed cost, will not represent comparative information, but will disclose that fact and the fair value as of 1 January 2007 of any item which shall be recorded at fair value as deemed cost.

Research and development in process project which was acquired in business combination performed before 1 January 2007, and satisfied the recognition criteria at the time the asset was acquired and was recognized as an expense, will be recognized as an asset at the adoption date. The adjustment will be credited to retained earnings in 1 January 2007.

The adoption of this Standard has no effect on the Company’s financial position, results of operations and cash flows.

C.	Accounting Standards that are not yet adopted

Application of Standard No.29 “Adoption of International Financial Reporting Standards”

In July 2006, the Israeli Accounting Standards Board published Accounting Standard No. 29 -“Adoption of International Financial Reporting Standards” – IFRS (“the Standard”). According to this Standard, the financial statements of an entity subject to the Israeli Securities Law and authoritative Regulations thereunder, other than foreign corporations as defined by this Law that prepares its financial statements in other than Israeli GAAP, will be prepared for the reporting periods commencing January 1, 2008, including interim periods, in accordance with the IFRS and related interpretations published by the International Accounting Standards Board.

12

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007

NOTE 2	–	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont.)

C.	Accounting Standards that are not yet adopted (cont.)

Application of Standard No.29 “Adoption of International Financial ReportingStandards” (cont.)

An entity adopting IFRS as of January 1, 2008 and electing to report comparative figures in accordance with the IFRS for only 2007, will be required to prepare opening balance-sheet amounts as of January 1, 2007 based on the IFRS.

Reporting in accordance with the IFRS will be carried out based on the provisions of IFRS No. 1, “First-time Adoption of IFRS Standards”, which establishes guidance on implementing the transition from financial reporting based on domestic national accounting standards to reporting in accordance with the IFRS.

IFRS No. 1 supersedes the transitional provisions established in other IFRSs (including those established in former domestic national accounting standards), stating that all IFRSs should be adopted retroactively for the opening balance-sheet amounts. Nevertheless, IFRS No. 1 grants allowances on certain issues by not applying the retroactive application in respect thereof. In addition, IFRS No. 1 contains certain exceptions with regard to the retroactive application of certain aspects stipulated in other IFRSs.

D.	Following are the changes in the representative exchange rates of the Turkish Lira and the U.S. dollar vis-à-vis the NIS and in the Israeli Consumer Price Index (“CPI”):

As of:	Representative exchange rate of the US Dollar (NIS per $1)	Representative exchange rate of the Turkish Lira (NIS per YTL1)	CPI "in respect of" (in points)

September 30, 2007	4.013	3.315	112.41
September 30, 2006	4.302	2.838	110.86
December 31, 2006	4.225	2.975	109.90

Increase (decrease) during the:	%	%	%

Nine months ended September 30, 2007	(5.02)	11.41	2.28
Three months ended September 30, 2007	(5.55)	2.44	1.30
Nine months ended September 30, 2006	(6.54)	(16.70)	0.78
Three months ended September 30, 2006	(3.11)	1.18	0.76
Year ended December 31, 2006	(8.21)	(13.13)	(0.09)

13

HOGLA-KIMBERLY LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007

NOTE 3	–	SUPPLEMENTAL DATA

A.	The Company has examined the validity of the deferred tax assets deriving from its Turkish subsidiary. As a result of this examination, the deferred tax asset due to carry-forward tax losses in the Turkish subsidiary was fully amortized in the amounts of NIS 26,509 thousand and NIS 14,803 thousand for nine and three months, ended. September 30, 2007, respectively.

B.	According to the decision of the Board of Directors which took place at March 1, 2007, the Company approved the capitalization of NIS 5.455 million of the Company’s retained earnings that were derived from Approved Enterprise activities of previous years, by transferring the said amount from retained earnings to capital reserve.

C.	On June 17, 2007, the court approved a withdrawal of a plaintiff’s from his petition for a class action suit against the Company for reducing the number of units of diapers in the “Titulim” packages. See also NOTE 14 C of the financial statements as of December 31, 2006.

D.	On June 27, 2007, the court approved a withdrawal of a plaintiff’s from his petition for a class action suit against the Company for reducing the number of units of toilet paper in “Kleenex Premium” packages. . See also NOTE 14 C of the financial statements as of December 31, 2006.

E.	On July 4, 2007, the court approved a withdrawal of a plaintiff’s from his petition for a class action suit against the Company for reducing the number of units of diapers in the “Titulim Premium” packages. . See also NOTE 14 C of the financial statements as of December 31, 2006.

NOTE 4	–	SUBSEQUENT EVENTS

On October 2007, the court dismissed the plaintiff’s petition for a class action suit against the Company for reducing the number or units of diapers in the “Huggies Freedom” brand. . See also NOTE 14 C of the financial statements as of December 31, 2006.

14

Exhibit 6

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2007
(UNAUDITED)

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2007

UNAUDITED

IN NIS

■	Kost Forer Gabbay & Kasierer 2 Pal-Yam Ave. Haifa 33095, Israel	■	Phone: 972-4-8654000 Fax: 972-4-8654022

The Board of Directors
Carmel Container Systems Ltd.

Re:	Review report of unaudited interim consolidated financial statements as of and for the nine and three months ended September 30, 2007

At your request, we have reviewed the accompanying interim consolidated balance sheet of Carmel Container Systems Ltd. (“the Company”) as of September 30, 2007, and the related interim consolidated statements of operations, changes in shareholders’ equity and cash flows for the nine months and three months then ended. Our review was made in accordance with procedures established by the Institute of Certified Public Accountants in Israel. These procedures include reading the above mentioned interim consolidated financial statements, reading minutes of meetings of the shareholders and of the board of directors and its committees, and making inquiries of persons responsible for financial and accounting matters.

A review is substantially less in scope than an audit in accordance with generally accepted auditing standards in Israel, and accordingly, we do not express an opinion on the interim consolidated financial statements.

Based on our review, we are not aware of any material modifications that should be made to the interim consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in Israel and with the Israeli Securities Regulations (Periodic and Immediate Reports), 1970.

Haifa, Israel November 4 ,2007	KOST FORER GABBAY & KASIERER A Member of Ernst & Young Global

2

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

				Convenience translation (Note 3)
	December 31, 2006	September 30,		September 30, 2007
		2006	2007
	Audited	Unaudited		Unaudited
	Reported N I S			U.S. dollars
	(In thousands)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	1,820	2,258	10,576	2,635
Trade receivables	160,894	155,802	177,375	44,200
Other accounts receivable and prepaid expenses	3,574	5,603	4,200	1,047
Inventories	71,425	72,708	67,242	16,756

Total current assets	237,713	236,371	259,393	64,638

LONG TERM RECEIVABLES AND INVESTMENT:
Accounts receivables	311	-	246	61
Severance pay fund, net	133	-	67	17
Investment in affiliated company	8,368	8,503	8,205	2,045

Total long-term assets	8,812	8,503	8,518	2,123

PROPERTY AND EQUIPMENT, NET	87,413	83,341	75,408	18,791

Total assets	333,938	328,215	343,319	85,552

The accompanying notes are an integral part of the interim consolidated financial statements.

3

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

				Convenience Translation (Note 3)
	December 31, 2006	September 30,		September 30, 2007
		2006	2007
	Audited	Unaudited		Unaudited
	Reported N I S			U.S. dollars
	(In thousands, except share amounts)

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term credit from banks	7,645	26,806	27,016	6,732
Current maturities of long-term loans	24,211	22,251	24,698	6,154
Trade payables	93,544	79,042	90,698	22,601
Other accounts payable and accrued expenses	15,013	13,281	16,178	4,031

Total current liabilities	140,413	141,380	158,590	39,518

LONG-TERM LIABILITIES:
Long-term liabilities from banks	48,170	42,835	57,381	14,299
Accrued severance pay, net	-	56	-	-
Deferred income taxes	9,336	9,086	10,294	2,565

Total long-term liabilities	57,506	51,977	67,675	16,864

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 1.0
par value: 10,000,000 shares authorized
at December 31, 2006, September 30, 2006
and 2007; 2,520,000 shares issued and
2,400,187 shares, outstanding at December
31, 2006 and September 30, 2006 and
1,739,937 shares at September 30, 2007	23,716	23,716	23,716	5,910
Additional paid-in capital	45,413	45,413	45,413	11,316
Retained earnings	71,148	69,987	75,490	18,811

	140,277	139,116	144,619	36,037
Less - treasury shares	4,258	4,258	27,565	6,869

Total shareholders' equity	136,019	134,858	117,054	29,168

Total liabilities and shareholders' equity	333,938	328,215	343,319	85,550

November 4, 2007 ———————— Date of approval of the financial statements	———————— Menachem Kalach Director	———————— Avi Brener Director	———————— Doron Kempler General Manager	———————— Jacob Konkol Chief Financial Officer

The accompanying notes are an integral part of the interim consolidated financial statements.

4

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

						Convenience Translation (Note 3)
	Year ended December 31, 2006	Three months ended September 30,		Nine months ended September 30,		Nine months ended September 30, 2007
		2006	2007	2006	2007
	Audited	Unaudited				Unaudited
	Reported N I S					U.S. dollars
	(In thousands)

Revenues	419,906	100,915	115,354	312,390	347,923	86,699
Cost of revenues	368,804	89,133	100,929	273,658	308,253	76,813

Gross profit	51,102	11,782	14,425	38,732	39,670	9,886

Selling and marketing expenses	23,360	5,644	5,966	17,226	18,529	4,617
General and administrative expenses	16,449	4,024	3,953	12,397	11,975	2,984

	39,809	9,668	9,919	29,623	30,504	7,601

Operating income	11,293	2,114	4,506	9,109	9,166	2,285
Financial expenses, net	1,862	404	1,065	924	3,771	940

	9,431	1,710	3,441	8,185	5,395	1,345
Other income, net	5,307	44	19	4,957	68	17

Income before taxes on income	14,738	1,754	3,460	13,142	5,463	1,362
Taxes on income	2,755	107	790	2,455	958	239

Income after taxes on income	11,983	1,647	2,670	10,687	4,505	1,123
Equity in gains (losses) of an affiliated
company	(545)	210	(71)	(410)	(163)	(41)

Net income	11,438	1,857	2,599	10,277	4,342	1,082

The accompanying notes are an integral part of the interim consolidated financial statements.

5

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHARHOLDERS' EQUITY

	Nine months ended September 30, 2007
	Share Capital	Additional paid-in capital	Retained earnings	Less- Treasury shares	Total shareholders' Equity
	Reported NIS
	(In thousands)

Balance at the beginning of the
period (audited)	23,716	45,413	71,148	(4,258)	136,019

Repurchase of the company shares
(Treasury Shares)	-	-	-	(23,307)	(23,307)

Net income	-	-	4,342	-	4,342

Balance at the end of the period
(unaudited)	23,716	45,413	75,490	(27,565)	117,054

	Three months ended September 30, 2007
	Share Capital	Additional paid-in capital	Retained earnings	Less- Treasury shares	Total shareholders' Equity
	Reported NIS
	(In thousands)

Balance at the beginning of the period (unaudited)	23,716	45,413	72,891	(27,565)	114,455

Net income	-	-	2,599	-	2,599

Balance at the end of the period (unaudited)	23,716	45,413	75,490	(27,565)	117,054

	Nine months ended September 30, 2006
	Share Capital	Additional paid-in capital	Retained earnings	Less- Treasury shares	Total shareholders' Equity
	Reported NIS
	(In thousands)

Balance at the beginning of the period (audited)	23,716	45,413	59,710	(4,258)	124,581

Net income	-	-	10,277	-	10,277

Balance at the end of the period (unaudited)	23,716	45,413	69,987	(4,258)	134,858

	Three months ended September 30, 2006
	Share Capital	Additional paid-in capital	Retained earnings	Less- Treasury shares	Total shareholders' Equity
	Reported NIS
	(In thousands)

Balance at the beginning of the period (unaudited)	23,716	45,413	68,130	(4,258)	133,001

Net income	-	-	1,857	-	1,857

Balance at the end of the period (unaudited)	23,716	45,413	69,987	(4,258)	134,858

The accompanying notes are an integral part of the interim consolidated financial statements.

6

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

STATEMENTS OF CHANGES IN SHARHOLDERS' EQUITY

	Year ended December 31, 2006
	Share Capital	Additional paid-in capital	Retained earnings	Less- Treasury shares	Total shareholders' Equity
	Reported NIS
	(In thousands)

Balance at the beginning of the year
(audited)	23,716	45,413	59,710	(4,258)	124,581

Net income	-	-	11,438	-	11,438

Balance at the end of the year (audited)	23,716	45,413	71,148	(4,258)	136,019

	Nine months ended September 30, 2007
	Share Capital	Additional paid-in capital	Retained earnings	Less- Treasury shares	Total shareholders' Equity
	Convenience translation into U.S. dollars (Note 3)
	(In thousands)

Balance at the beginning of the period (audited)	5,910	11,316	17,729	(1,061)	33,894

Repurchase of the Company shares
(Treasury Shares)	-	-	-	(5,808)	(5,808)

Net income	-	-	1,082	-	1,082

Balance at the end of the period
(unaudited)	5,910	11,316	18,811	(6,869)	29,168

The accompanying notes are an integral part of the interim consolidated financial statements.

7

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

						Convenience Translation (Note 3)
	Year ended December 31, 2006	Three months ended September 30,		Nine months ended September 30,		Nine months ended September 30, 2007
		2006	2007	2006	2007
	Audited	Unaudited				Unaudited
	Reported N I S					U.S. dollars
	(In thousands)

Cash flows from operating activities:
Net income	11,438	1,857	2,599	10,277	4,342	1,082
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Equity in losses(gains) of an affiliated company	545	(210)	71	410	163	41
Depreciation	17,378	4,445	4,848	13,108	14,060	3,504
Deferred income taxes, net	2,591	208	790	2,291	958	238
Accrued severance pay, net	(54)	(22)	43	135	66	16
Erosion and linkage differentials of long-term
loans from banks	(23)	1	(48)	178	66	16
Capital gain from sale of property and
equipment, net	(5,293)	(37)	(18)	(4,947)	(67)	(17)
Decrease (increase) in trade receivables	(18,359)	3,948	3,564	(13,267)	(16,481)	(4,107)
Increase in other accounts
receivable and Prepaid expenses	(520)	(106)	(1,459)	(2,652)	(626)	(156)
Decrease (increase) in inventories	(22,603)	2,891	(564)	(23,886)	6,683	1,665
Increase (decrease) in trade payables	19,735	(22,451)	1,307	9,733	691	172
Increase (decrease) in other accounts payable
and accrued expenses	353	(701)	872	(1,379)	1,165	290

Net cash provided by (used in) operating activities	5,188	(10,177)	12,005	(9,999)	11,020	2,746

Cash flows from investing activities:
Purchase of property and equipment	(12,335)	(1,556)	(832)	(8,373)	(3,926)	(978)
Transition from consolidated to equity (a)	(85)	-	-	(85)	-	-
Proceeds from sale of property and equipment	3,483	11	18	3,016	68	17
Lending long-term loan	(500)	-	-	-	-	-
Refund of long term loan	36	-	-	-	65	16

Net cash used in investing activities	(9,401)	(1,545)	(814)	(5,442)	(3,793)	(945)

Cash flows from financing activities:
Purchase of equipment with credit	(6,000)	(6,000)	-	(6,000)	(4,167)	(1,038)
Proceeds from long-term loans from banks	39,000	12,000	-	25,000	29,000	7,227
Principal payment of long-term loans from banks	(23,408)	(6,037)	(6,385)	(16,903)	(19,368)	(4,826)
Short-term credit from banks and others, net	(3,648)	10,986	4,177	15,513	19,371	4,827
Payment of dividend by affiliated company	(2,650)	-	-	(2,650)	-	-
Repurchase of the Company's shares	-	-	-	-	(23,307)	(5,808)

Net cash provided by (used in) financing activities	3,294	10,949	(2,208)	14,960	1,529	382

Increase (decrease) in cash and cash Equivalents	(919)	(773)	8,983	(481)	8,756	2,181
Cash and cash equivalents at the beginning of
the period	2,739	3,031	1,593	2,739	1,820	454

Cash and cash equivalents at the end of the period	1,820	2,258	10,576	2,258	10,576	2,635

The accompanying notes are an integral part of the interim consolidated financial statements.

8

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

							Convenience Translation (Note 3)
		Year ended December 31, 2006	Three months ended September 30,		Nine months ended September 30,		Nine months ended Sep. 30, 2007
			2006	2007	2006	2007
		Audited	Unaudited				Unaudited
		Reported N I S					U.S. dollars
		(In thousands)

a	Transition from consolidated to equity:
	Assets and liabilities as of date of
	transaction:
	Working capital, net (except cash and
	cash equivalents)	12,788	-	-	12,788	-	-
	Property and equipment, net	6,290	-	-	6,290	-	-
	Investment in affiliated company	(8,913)	-	-	(8,913)	-	-
	Long-term liabilities	(1,337)	-	-	(1,337)	-	-
	Minority interests	(8,913)	-	-	(8,913)	-	-

		(85)	-	-	(85)	-	-

b	Non-cash transactions:
	Reclassification of auxiliary
	equipment to inventory	-	-	-	-	(2,500)	(623)

	Purchase of equipment with credit	4,607	-	630	-	630	157

c	Supplemental disclosure of cash flows
	activities:
	Cash paid during the period for:
	Interest	4,625	1,400	1,429	3,350	3,759	937

	Income taxes	255	25	-	235	40	10

The accompanying notes are an integral part of the interim consolidated financial statements.

9

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE FIANCNAIL STATEMENTS (UNAUDITED)

NOTE 1:	–	GENERAL

These financial statements have been prepared in a condensed format as of September 30, 2007, and for the nine months and three months then ended (“interim financial statements”). These financial statements should be read in conjunction with the Company’s audited annual financial statements and accompanying notes as of December 31, 2006, and for the year then ended.

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES

a.	Basis of presentation of the financial statements:

The interim financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in Accounting Standard No. 14 of the Israel Accounting Standards Board.

The significant accounting policies and methods of computation followed in the preparation of the interim financial statements are identical to those followed in the preparation of the latest annual financial statements, except as described in b below.

b.	Initial adoption of new Accounting Standards:

1.	Accounting Standard No. 23 – Accounting Treatment of Transactions between an Entity and its Controlling Shareholder:

On January 1, 2007, the Company adopted the provisions of Accounting Standard No. 23, “Accounting Treatment of Transactions between an Entity and its Controlling Shareholder” of the Israeli Accounting Standards Board (“the Standard”). The Standard is applicable, among others, to transactions involving the transfer of assets, the assumption of liabilities, indemnification, and the waiver of loans between a company and its controlling shareholder and between companies under common control that occur subsequent to January 1, 2007 as well as to a loan granted or received from the controlling shareholder prior to January 1, 2007.

The Standard is not applicable to business combinations involving companies under common control. In cases of transactions that have the characteristics of shareholders’investments, the Standard may also apply to transactions with non-controlling shareholders in their capacity as shareholders.

The initial adoption of the Standard had no material effect on the interim financial statements.

2.	Accounting Standard No. 26 – Inventories:

On January 1, 2007, the Company adopted the provisions of Accounting Standard No. 26, “Inventories” (“the Standard”) of the Israeli Accounting Standards Board regarding the accounting treatment of inventories.

The Standard applies to all types of inventories, excluding the work in progress arising from construction contracts, which is subject to the provisions of Accounting Standard No. 4, “Construction-type Contracts”, inventory of buildings for sale, which is subject to the provisions of Accounting Standard No. 2, “Construction of Buildings for Sale” and financial instruments.

10

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE FIANCNAIL STATEMENTS (UNAUDITED)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Initial adoption of new Accounting Standards (cont.):

2.	Accounting Standard No. 26 – Inventories (cont.):

According to the Standard, inventories are measured at the lower of cost or net realizable value. The cost of raw materials are determined based on the “first in – first out” (FIFO) method. The costs of finished products and work in progress are determined based on the weighted average cost.

In accordance with the Standard, when inventories are purchased under credit terms whereby the arrangement involves a financing element, the inventories should be presented at cost reflecting the cash purchase price and the financing element should be recognized as a financial expense over the period of the financing.

If in a particular period production is not at normal capacity, the cost of inventories should not include an allocation of fixed overhead costs in excess of the amount that would have been allocated based on normal capacity. Such unallocated overhead costs should be recognized as an expense in the statement of income in the period in which they are incurred. Furthermore, cost of inventories should not include abnormal amounts of materials, labor and other costs resulting from inefficiency.

The initial adoption of the Standard had no material effect on the interim financial statements.

3.	Accounting Standards No. 27 – Fixed Assets and No. 28 – Amendment to the Transition Provisions of Accounting Standard No. 27, “Fixed Assets”:

On January 1, 2007, the Company adopted the provisions of Accounting Standards No. 27, “Fixed Assets” and No. 28, “Amendment to the Transition Provisions of Accounting Standard No. 27, ‘Fixed Assets’” of the Israeli Accounting Standards Board (“the Standards”) regarding the accounting treatment of fixed assets in the financial statements.

As a result of the initial adoption of one of the provisions of the Standard the Company reclassified some of its auxiliary equipment to inventories in an amount of NIS 2,500 thousand.

c.	Disclosure of the effect of a new Accounting Standard in the period prior to its adoption:

Accounting Standard No. 29 – Adoption of International Financial Reporting Standards (IFRS):

In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29, “Adoption of International Financial Reporting Standards (IFRS)” (“the Standard”).

International Financial Reporting Standards comprise standards and interpretations adopted by the International Accounting Standards Board, and include:

a)	International Financial Reporting Standards (IFRS)

b)	International Accounting Standards (IAS)

11

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE FIANCNAIL STATEMENTS (UNAUDITED)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

c.	Disclosure of the effect of a new Accounting Standard in the period prior to its adoption (cont.):

Accounting Standard No. 29 – Adoption of International Financial Reporting Standards (IFRS) (cont.):

c)	Interpretations issued by the International Financial Reporting Interpretations Committee (IFRIC) and by its predecessor, the Standing Interpretations Committee (SIC).

Pursuant to the Standard, companies that are subject to the provisions of the Securities Law, 1968, and that are required to report according to the regulations published there -under, will be required to prepare their financial statements in accordance with IFRS starting from the period commencing on January 1, 2008. These companies, as well as other companies, may adopt IFRS early and prepare their financial statements in accordance with IFRS starting with financial statements that are issued subsequent to July 31, 2006.

Companies that prepare their financial statements for the first time in accordance with IFRS will be required upon transition to adopt the provisions of IFRS 1, “First-time Adoption of IFRS”.

A company that adopts IFRS commencing in 2008, and that has elected to include comparative data for only one year (2007) will be required to prepare an opening balance sheet as of January 1, 2007 (“Opening IFRS Balance Sheet”). The Opening IFRS Balance Sheet will require the following:

–	Recognition of all assets and liabilities whose recognition is required by IFRS.
–	De-recognition of assets and liabilities if IFRS do not permit such recognition.
–	Classification of assets, liabilities and components of equity according to IFRS.
–	Application of IFRS in the measurement of all recognized assets and liabilities.

In order to ease first-time adoption, a number of exemptions from IFRS have been granted in respect of the Opening IFRS Balance Sheet, which exemptions may be elected, in whole or in part. Exceptions have also been established which prohibit retrospective application of certain aspects of IFRS.

According to the Standard, the Company is required to include in a note to the annual financial statements as of December 31, 2007, a balance sheet as of December 31, 2007, and a statement of income for the year then ended, that have been prepared based on the recognition, measurement and presentation criteria of IFRS.

There are differences between IFRS and generally accepted accounting principles in Israel in the recognition and measurement of assets and liabilities and in reporting and disclosure requirements.

12

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE FIANCNAIL STATEMENTS (UNAUDITED)

NOTE 2:	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d.	Following are data regarding the exchange rate of the U.S. dollar:

As of	Exchange rate of one U.S. dollar	Consumer Price Index
	NIS

September 30, 2007	4.013	189.1
September 30, 2006	4.302	186.48
December 31, 2006	4.225	184.87

Change during the period	%	%

September 2007 (nine months)	(5.01)	2.3
September 2007 (three months)	(5.55)	0.8
September 2006 (nine months)	(6.53)	1.3
September 2006 (three months)	(3.11)	(0.8)
December 2006 (12 months)	(8.21)	(0.1)

NOTE 3:	–	CONVENIENCE TRANSLATION INTO U.S. DOLLARS

The financial statements as of September 30, 2007 and for the nine months then ended have been translated into U.S. dollars using the representative exchange rate as of such date ($ 1 = NIS 4.013 ). The translation was made solely for the convenience of the reader. The amounts presented in these financial statements should not be construed to represent amounts receivable or payable in dollars, or convertible into dollars, unless otherwise indicated in these statements.

NOTE 4:	–	OPERATING SEGMENTS DATA

The Company operated in two operating segments, the manufacturing of shipping containers, packaging wooden pallets and boxes, (see Note 1a in the annual financial statements for a brief description of the Company’s business) and follows the requirements of Accounting Standard No. 11 “Segment Reporting”.

	Nine months ended September 30, 2007 (unaudited)
	Shipping containers	Tri-Wall packaging wooden pallets and boxes	Eliminations	Total
	Reported NIS
	(In thousands)

Revenues:
Sales to external customers	294,007	53,816		347,923
Intersegment sales	6,580	1,385	(7,965)

Total revenues	300,587	55,301	(7,965)	347,923

Segments operating income	6,368	2,798		9,166

13

CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE FIANCNAIL STATEMENTS (UNAUDITED)

NOTE 4:	–	OPERATING SEGMENTS DATA (CONT.)

	Three months ended September 30, 2007 (unaudited)
	Shipping containers	Tri-Wall packaging wooden pallets and boxes	Eliminations	Total
	Reported NIS
	(In thousands)

Revenues:
Sales to external customers	97,412	17,942		115,354
Intersegment sales	2,401	538	(2,939)

Total revenues	99,813	18,480	(2,939)	115,354

Segments operating income	3,365	1,141		4,506

	Nine months ended September 30, 2006 (unaudited)
	Shipping containers	Tri-Wall packaging wooden pallets and boxes	Eliminations	Total
	Reported NIS
	(In thousands)

Revenues:
Sales to external customers	259,266	53,124	-	312,390
Intersegment sales	6,422	3,028	(9,450)	-

Total revenues	265,688	56,152	(9,450)	312,390

Segments operating income	5,325	3,784		9,109

	Three months ended September 30, 2006 (unaudited)
	Shipping containers	Tri-Wall packaging wooden pallets and boxes	Eliminations	Total
	Reported NIS
	(In thousands)

Revenues:
Sales to external customers	85,744	15,171	-	100,915
Intersegment sales	1,908	815	(2,723)	-

Total revenues	87,652	15,986	(2,723)	100,915

Segments operating income	1,772	342		2,114

	Year ended December 31, 2006 (audited)
	Shipping containers	Tri-Wall packaging wooden pallets and boxes	Eliminations	Total
	Reported NIS
	(In thousands)

Revenues:

Sales to external customers	349,440	70,466	-	419,906
Intersegment sales	8,250	3,701	(11,951)	-

Total revenues	357,690	74,167	(11,951)	419,906

Segments operating income	6,390	4,903		11,923

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CARMEL CONTAINER SYSTEMS LTD. AND SUBSIDIARIES

NOTES TO THE FIANCNAIL STATEMENTS (UNAUDITED)

NOTE 4:	–	OPERATING SEGMENTS DATA (CONT.)

	Nine months ended September 30, 2007 (unaudited)
	Shipping containers	Tri-Wall packaging wooden pallets and boxes	Eliminations	Total
	Reported NIS
	(In thousands)

Revenues:
Sales to external customers	73,264	13,435		86,699
Intersegment sales	1,690	345	(1,985)

Total revenues	74,904	13,780	(1,985)	86,699

Segments operating income	1,588	697		2,285

NOTE 5:	–	PURCHASE OF THE COMPANY’S SHARES (TREASURY SHARES)

a.	In its meeting dated March 5, 2007, the Company’s Board of Directors resolved to purchase 522,350 shares held by Ampal and 137,900 shares held by Shenhav family. In addition, the transaction to purchase the shares of Ampal was ratified in the general meeting held on April 15, 2007.

b.	In May, Ampal and the Shenhav family transferred all their shares held to the Company.

c.	Following the consummation of these transactions, the new holding percentages are American Israeli Paper Mills Ltd. (“AIPM”) 36.2%, Kraft group 49.6% and the public hold 14.2%.

NOTE 6:	–	SIGNIFICANT EVENTS DURING THE REPORTED PERIOD

At the end of September 2007, the Company’s subsidiary (“Tri-Wall”) received a demand from the municipality of Netanya for a payment in the amount of NIS 1,840 thousand (including interest and linkage differences of NIS 663 thousand) based on a reassessment of real estate taxes for 2000-2007, in respect of the Company’s manufacturing plant in Netanya. Tri-Wall’s management believes, based on the preliminary opinion of its legal advisors that the demand for payment is illegal and should substantially or entirely be revoked and, therefore, no provision in respect of this demand has been recorded in the financial statements.

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